EXHIBIT 2.1
CONFORMED COPY

AGREEMENT AND PLAN OF MERGER

Among
EMDEON CORPORATION,
EBS HOLDCO, INC.,
EBS MASTER LLC,
MEDIFAX-EDI HOLDING COMPANY,
EBS ACQUISITION LLC,
GA EBS MERGER LLC
and
EBS MERGER CO.
Dated as of SEPTEMBER 26, 2006

(continued)

(continued)

(continued)

(continued)

Page

Section 11.13 Counterparts	75

-v-

EXHIBITS

1.01(a)	Excluded Liabilities
1.01(b)	Intercompany Agreements
1.01(c)	Parent’s Knowledge
1.01(d)	Reorganization Transactions
1.01(e)	Retained Claims
1.01(f)	Form of Transition Services Agreement
2.05(a)	Form of Limited Liability Company Agreement
2.05(b)	Form of Certificate of Incorporation of the Surviving Corporation
2.10(a)	Exceptions to Satisfaction of Indebtedness of the Companies
2.14(a)(ii)	Illustrative Net Working Capital Calculation
5.01	Conduct of Business Prior to the Closing
5.08	Shared Contracts
5.09	Occurrence Policies
5.10(b)	Form of Assignment and Assumption Agreement
5.11(a)(i)(A)	Company Contracts
5.11(a)(i)(B)	Guarantees
5.11(a)(ii)	Surety Bonds
5.11(a)(iii)	Deposits
5.14(c)	Form of Trademark Assignment
5.20	Amounts Payable

          AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 26, 2006, among EMDEON CORPORATION, a Delaware corporation (“Parent”), EBS HOLDCO, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Holdco 1”), EBS MASTER LLC, a Delaware limited liability company the sole member of which is Holdco 1 (“Master LLC”), MEDIFAX-EDI HOLDING COMPANY, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Medifax”), EBS ACQUISITION LLC, a Delaware limited liability company (the “Purchaser”), GA EBS MERGER LLC, a Delaware limited liability company the sole member of which is the Purchaser (“Merger LLC”), and EBS MERGER CO., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Co”).
          WHEREAS, the parties wish to enter into a transaction whereby the Purchaser will acquire an indirect 52% interest in certain businesses owned by Parent through the merger of Merger LLC with and into Master LLC (the “LLC Merger”), and Parent will retain an indirect 48% interest in such businesses by retaining an indirect 48% interest in Master LLC, all as more fully described in this Agreement;
          WHEREAS, the respective members of Master LLC and Merger LLC have approved and declared advisable, and the respective Boards of Directors of Parent, Holdco 1 and the Purchaser have approved, this Agreement and the LLC Merger, on the terms and subject to the conditions set forth in this Agreement;
          WHEREAS, the respective Boards of Directors of Medifax and Merger Co have approved and declared advisable, and the respective Boards of Directors of Parent, Holdco 1 and the Purchaser have approved, the merger (the “Corporate Merger” and, together with the LLC Merger, the “Mergers”) of Merger Co with and into Medifax, on the terms and subject to the conditions set forth in this Agreement;
          WHEREAS, prior to the Closing (as defined herein), Parent will cause Envoy to distribute (the “ViPS Distribution”) all of the outstanding capital stock (the “ViPS Shares”) of ViPS, Inc., a Maryland corporation and a wholly owned indirect subsidiary of Envoy (“ViPS”), held by Envoy to Parent or an Affiliate of Parent;
          WHEREAS, prior to the Closing, Parent will cause the Reorganization (as defined herein) to be consummated; and
          WHEREAS, immediately after the effectiveness of the Corporate Merger, Holdco 1 will contribute all of the Medifax Shares (as defined herein) to Master LLC.
          NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.01 Certain Defined Terms. For purposes of this Agreement:

          “Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.
          “Actual Knowledge of Parent” means the actual knowledge of the Persons listed in Exhibit 1.01(e) as of the date of this Agreement, without any duty of inquiry.
          “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
          “Books and Records” means the books and records, computer data, computer tapes, electronic media, information, lists and other materials and information maintained, created or prepared by the Companies.
          “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.
          “Cash” means cash, cash equivalents and short-term investments.
          “Code” means the Internal Revenue Code of 1986, as amended including effective date and transition rules whether or not codified.
          “Companies” means: Envoy; MedE; Healthcare Interchange, Inc.; MedE America Corporation of Ohio; Dakota Imaging, Inc.; Dakota Imaging, S.A.; CareInsite LLC; THINC Acquisition Corp.; THINC., LLC; Medifax; MediFAX-EDI LLC; Medi, Inc.; MediFAX, Inc.; MediFAX-EDI Holdings, Inc.; MediFAX-EDI Services, Inc.; Claims Processing Service, Inc.; Kinetra LLC, IMS — Net of Colorado, Inc.; IMS — Net of Illinois, Inc.; Illinois Medical Information Network, Inc.; IMS — Net of Arkansas, Inc.; IMS — Net of Central Florida, Inc.; Minnesota Medical Comm. Network, LLC; Emdeon Clinical Services, LLC; Advanced Business Fulfillment, LLC; ENVOY/ExpressBill, Inc.; and Interactive Payer Network, Inc. With respect to any time after the consummation of the Reorganization, references to any of the Companies shall be deemed to be references to the respective converted or successor entities formed pursuant to the terms of the Reorganization and to Master LLC. For the avoidance of doubt, “Companies” shall not include ViPS and ViPS Biomedical Services, Inc.
          “Company Assets” means all assets and properties (including contract rights) of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including Intellectual Property and the goodwill related thereto, Software and IP Licenses, operated, owned, licensed or leased by the Companies.
          “Company Intellectual Property” means all Intellectual Property owned by or licensed to the Companies.
          “Contract” means any agreement, contract, lease, sublease, license, sublicense, obligation, promise or undertaking.
          “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.
          “Current Assets” means the sum of the current assets included on a specified balance sheet in the captions “Cash and cash equivalents,” “Accounts receivable, net of allowance for doubtful accounts,” “Inventory” and “Prepaid expenses and other current assets”; provided, that “Current Assets” shall exclude (i) refunds and receivables for Excluded Taxes and (ii) restricted cash, including cash held as deposits for any Leased Real Property; provided, further, that only “Cash and cash equivalents” in excess of $10 million shall be included as a Current Asset.
          “Current Liabilities” means the sum of the current liabilities included on a specified balance sheet in the captions “Accounts payable,” “Accrued expenses” and “Deferred revenue”; provided, that “Current Liabilities” shall exclude (i) Excluded Taxes, (ii) the accrued amounts, if any, for earnout payments related to the acquisition of Advanced Business Fulfillment, LLC and (iii) any accrued amounts in respect of Excluded Liabilities and Retained Claims. Current Liabilities shall also include (i) amounts for accounts payable and accrued medical expenses specific to any of the Companies that are recorded on Parent’s balance sheet and (ii) all transaction-related costs and expenses incurred by the Companies and not paid by Parent as required pursuant to Section 11.01(ii).
          “Disclosure Schedule” means the Disclosure Schedule, dated as of the date of this Agreement, delivered by Parent to the Purchaser in connection with this Agreement.
          “Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance, adverse claim, right of way, survey defect, title defect, conditional sale or other title retention device or arrangement other than any licenses of Intellectual Property.
          “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order or demand by any Person alleging potential liability of any kind arising out of , based on or resulting from the presence, or release into the environment, of, or exposure to, any Hazardous Substances, or any violation, or alleged violation, of any Environmental Law.
          “Environmental Law” means any federal, state, local or foreign Law, order, consent decree or judgment, in each case in effect as of the date of this Agreement, relating to pollution, protection of the environment or workers’ health and safety.
          “Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.
          “Envoy” means Envoy Corporation, a Delaware corporation.
          “Envoy Shares” means the shares of common stock, $0.0001 par value per share, of Envoy.

          “Exchange Act” means the Securities Exchange Act of 1934, as amended.
          “Excluded Liability” means any Liability to the extent arising as a result of the items set forth on Exhibit 1.01(a).
          “Excluded Taxes” means: (a) Taxes imposed on or payable by any Company for any taxable period that ends on or before the date of the Closing; (b) with respect to Straddle Periods, Taxes imposed on any Company which are allocable, pursuant to Section 7.01(b), to the portion of such period ending on the date of the Closing; (c) Taxes attributable to a taxable period ending on or before the date of the Closing for which any Company is held liable under Section 1.1502-6 of the Regulations (or any similar provision of state, local or foreign Law) by reason of any Company being included in any consolidated, affiliated, combined or unitary group with Parent (or any Affiliates of Parent) at any time before the date of the Closing; and (d) Taxes described in Section 7.09(c); provided, however, that Excluded Taxes shall not include Taxes to the extent resulting from any breach of a representation, warranty or covenant of the Purchaser or, following the Closing Date, Master LLC under this Agreement; provided, further that any such breach by Master LLC or any Company shall not be taken into account for purposes of the previous proviso if and to the extent such breach by Master LLC or any Company was attributable to any action or failure to act by Parent or any of its Subsidiaries (including, without limitation, any Parent Member) not required by this Agreement or the LLC Agreement. For the avoidance of doubt, clauses (a) and (b) of this definition shall include, but not be limited to, Taxes arising from the Reorganization and the ViPS Distribution to the extent attributable to the periods described in said clauses.
          “GAAP” means United States generally accepted accounting principles and practices in effect from time to time.
          “Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.
          “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
          “Hazardous Substances” means any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, petroleum and petroleum derivatives and other substances, materials and wastes defined in or regulated under any Environmental Laws.
          “Holdco 2” means, as of the date immediately following the Reorganization, ENVOY/ExpressBill, Inc. (“ExpressBill”) in its capacity as a member of Master LLC.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
          “Indebtedness” means, without duplication (but excluding accounts payable and accrued expenses), (a) all indebtedness for borrowed money, whether current, short term, or long term, secured or unsecured, and indebtedness evidenced by any note, bond, debenture or other debt security, (b) all indebtedness for the deferred purchase price for purchases of property outside the ordinary course of business which is not evidenced by trade payables, (c) all lease obligations under leases which are capital leases in accordance with GAAP, (d) any payment obligations in respect of banker’s acceptances or letters of credit, (e) any liability with respect to interest rate swaps, collars, caps and similar hedging obligations, (f) all off balance sheet financings of the type required by GAAP to be disclosed in financial statements or the footnotes thereto prepared in accordance with GAAP, and (g) any guarantee or security interest granted with respect to any indebtedness of the type referred to in clauses (a) through (f) above, and (h) accrued and unpaid interest on, and prepayment premiums or penalties accrued or owing on, any such foregoing obligation.
          “Indemnified Party” means Master LLC, in the case of indemnification pursuant to Section 9.02(a), the Purchaser, in the case of indemnification pursuant to Section 9.02(b), or Parent, in the case of indemnification pursuant to Section 9.03.
          “Indemnifying Party” means Parent, in the case of indemnification pursuant to Section 9.02, and the Purchaser, in the case of indemnification pursuant to Section 9.03.
          “Intellectual Property” means all of the following, as they exist in the United States: (i) patents, patent applications and inventions, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations, or interferences thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted); (ii) trademarks, service marks, trade dress, trade names or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof; (iii) copyrights and mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof, and non-registered copyrights; (iv) trade secrets and other proprietary information and rights (whether or not patentable or subject to copyright, mask work, or trade secret protection); and (v) Internet second-level domain names.
          “Intercompany Agreements” means those Contracts listed on Exhibit 1.01(b).
          “IP Licenses” means all licenses and sublicenses, including without limitation, the right to receive royalties or any other consideration relating to Intellectual Property.
          “IRS” means the Internal Revenue Service of the United States.
          “Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, requirement or rule of law (including common law).
          “Leased Real Property” means the real property leased by any Company, in each case, as tenant.
          “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action, Governmental Order or Contract.

          “Material Adverse Effect” means any circumstance, event, change or effect that is materially adverse to the results of operations, assets or financial condition of the Companies, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect”: (i) events, circumstances, changes or effects that generally affect the industries in which the Companies operate (including legal, regulatory or GAAP changes), but only to the extent such events, circumstances, changes or effects do not affect the Companies’ businesses in a disproportionate manner; (ii) general economic or political conditions or events, circumstances, changes or effects affecting the financial or securities markets generally, but only to the extent such events, circumstances, changes or effects do not affect the Companies’ businesses in a disproportionate manner; (iii) changes arising from the consummation of the transactions contemplated by, or by the announcement of, this Agreement; (iv) any circumstance, change or effect that results from any action taken that was taken with the express written consent of the Purchaser; (v) changes caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date of this Agreement; and (vi) any non-recurring and adverse change or effect that is cured by Parent prior to the Closing; provided, further, that with respect to references to Material Adverse Effect in the representations and warranties set forth in Sections 3.05 and 3.06 (and to the extent related to such representations and warranties, the condition set forth in Section 8.02(a)), the exceptions set forth in clause (iii) shall not apply.
          “MedE” means MedE America Corporation, a Delaware corporation.
          “MedE Shares” means the shares of common stock, $0.001 par value per share, of MedE.
          “Medifax Shares” means the shares of common stock, $0.01 par value per share, of Medifax.
          “Medifax Note” means the promissory note in a principal amount of $190,000,000 issued by Medifax to Envoy prior to the date hereof.
          “Net Working Capital” means the difference between the consolidated Current Assets of the Companies less the consolidated Current Liabilities of the Companies.
          “Parent Members” means Holdco 1 and Holdco 2, collectively, as members of Master LLC.
          “Parent’s Accountants” means Ernst & Young LLP.
          “Parent’s Knowledge”, “Knowledge of Parent” or similar terms used in this Agreement mean the knowledge of the Persons listed in Exhibit 1.01(c) as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate and only with respect to those matters contained in such certificate), after reasonable inquiry.

          “Permits” means all licenses, permits, orders, approvals, registrations, authorizations, qualifications and filings under applicable Laws or with Governmental Authorities.
          “Permitted Encumbrances” means (a) Encumbrances for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or that are being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any Company, as the case may be, or that are being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the business of the Companies, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and similar matters of record which do not, individually or in the aggregate, materially interfere with the business of the Companies, (e) matters which would be disclosed by an accurate survey or inspection of the Leased Real Property which they encumber, which do not, individually or in the aggregate, materially interfere with the business of the Companies, (f) all other Encumbrances which do not, individually or in the aggregate, materially interfere with the business of the Companies and (g) any mortgage, lien, security interest or encumbrance that secures debt and that is reflected as a liability on the Year End Audited Balance Sheet.
          “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.
          “Reference Statement Date” means December 31, 2005.
          “Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.
          “Reorganization” means the transactions described on Exhibit 1.01(d).
          “Retained Claims” means those claims listed on Exhibit 1.01(e).
          “Retained Names and Marks” means the names “WebMD”, “Healtheon” and “Medscape” and any derivation thereof and associated trademarks or service marks.
          “Securities Act” means the Securities Act of 1933, as amended.
          “Shared Contracts” means the Contracts that benefit a Company, on the one hand, and Parent or any Affiliate of Parent (other than a Company) or Emdeon Practice Services, Inc. or any of its Subsidiaries, on the other hand.
          “Software” means computer software programs, including, without limitation, all source code, object code, specifications, designs and documentation related thereto.

          “Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
          “Subsidiaries” means any entity with respect to which a specified Person (or a subsidiary thereof) (i) has, directly or indirectly, the power, through the ownership of securities or otherwise, to elect a majority of directors, or similar managing body or (ii) owns, directly or indirectly, a majority of the equity interests.
          “Target Net Working Capital” means $36,500,000.
          “Tax” or “Taxes” means any and all taxes of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, estimated withholding, ad valorem, stamp, transfer, value added and similar taxes.
          “Tax Benefit” means the sum of the amount by which the Tax liability of a Person to the appropriate Governmental Authority is actually reduced (including, without limitation, by deduction, entitlement to refund, credit or otherwise, whether available in the current taxable year, as an adjustment to taxable income in any other taxable year or as a carryforward or carryback, as applicable) plus any interest paid by such government or jurisdiction relating to such Tax liability.
          “Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) filed, or required to be filed, with a Governmental Authority with respect to Taxes.
          “Third-Party Payor” means any Person engaged primarily in the business of providing healthcare indemnity plans, health maintenance organization plans, preferred provider organization plans and similar healthcare coverage plans to third parties, either on a risk basis or on an employer-funded basis.
          “Transition Services Agreement” means the Transition Services Agreement to be executed by Parent and Master LLC (or their designees) at the Closing, substantially in the form of Exhibit 1.01(f).
          “Unauthorized Code” means (i) any virus, trojan horse, worm, or other Software routines designed to permit unauthorized access or to maliciously disable, erase, or otherwise harm any computer, systems or Software, and (ii) any time bomb or other Software routine designed to maliciously disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensor, licensee or owner of a copy of the program or the right and title in and to the Software.
          “ViPS Business Unit” means ViPS and ViPS BioMedical Services, Inc., a wholly owned subsidiary of ViPS.

Term	Section
Action	1.01
Actual Knowledge of Parent	1.01
Affiliate	1.01
Agreement	Preamble
Allocation	7.08(a)
Alternative Financing	5.16(a)
Books and Records	1.01
Business Day	1.01
Business Services Policy	1.01
Cash	1.01
Cash and cash equivalents	1.01
Cash Equity	4.06(b)
Claims Notice	9.05
Closing	2.02
Closing Balance Sheet	2.14(a)(i)(A)
Closing Date	2.02
Closing Net Working Capital	2.14(a)(i)(B)
Closing Net Working Capital Statement	2.14(a)(i)(B)
Code	1.01
Commitment Letters	4.06(b)
Companies	1.01
Company Assets	3.21
Company Contracts	5.12
Company Services	5.22
Compensation Deduction	7.09(c)
Competitive Business	5.07
Confidentiality Agreement	5.03
Contest	7.03
Contract	1.01
Control	1.01
controlled by	1.01
Corporate Certificate of Merger	2.03(b)
Corporate Merger	Recitals
Corporate Merger Effective Time	2.03(b)
Current Assets	1.01
Current Liabilities	1.01
Debt Commitment Letter	4.06
Debt Financing	4.06
Deposits	5.12
DGCL	2.01(b)
Disclosure Schedule	1.01
DLLCA	2.01
EDI	5.07
Emdeon	5.15(c)
Emdeon Corporation	5.13
Emdeon Name and Mark	5.15(c)
Encumbrance	1.01

Term	Section
End Date	5.22
Environmental Law	1.01
Environmental Permit	1.01
Envoy	1.01
Envoy Shares	1.01
EOB	5.07
EOP	5.07
Equity Commitment Letter	4.06(b)
Equity Investor	4.06(b)
ERISA	3.15
Estimated Closing Net Working Capital	2.13(a)
Estimated Statement of Closing Net Working Capital	2.13(a)
Exchange Act	1.01
Excluded Liability	1.01
Excluded Taxes	1.01
Financing	4.06(b)
Fundamental Reps	9.01
GAAP	1.01
Governmental Authority	1.01
Governmental Order	1.01
Guarantees	5.12
Hazardous Substances	1.01
Holdco 1	Preamble
Holdco 2	1.01
HSR Act	1.01
Indebtedness	1.01
Indemnified Party	1.01
Indemnifying Party	1.01
Independent Accounting Firm	2.14(b)(ii)
Initial Communications	5.14
Intellectual Property	1.01
Intercompany Agreements	1.01
IP Licenses	1.01
IRS	1.01
Knowledge of Parent	1.01
Law	1.01
Leased Real Property	1.01
Leases	3.14(b)
Lenders	4.06
Liabilities	1.01
LLC Agreement	2.05(a)
LLC Cash Merger Consideration	2.08(b)
LLC Certificate of Merger	2.03
LLC Merger	Recitals
LLC Merger Effective Time	2.03
Losses	9.02

Term	Section
Master LLC	Preamble
Material Adverse Effect	8.02(a)
Material Contracts	3.17
Material Insurance Policies	3.18
MedE	1.01
MedE Shares	1.01
Medifax	Preamble
Medifax Contribution	2.15
Medifax Note	1.01
Medifax Shares	1.01
Merger Co.	Preamble
Merger LLC	Preamble
Mergers	Recitals
Net Working Capital	1.01
Occurrence Policies	5.09
Outside Date	5.22
Parent	Preamble
Parent Businesses	5.07(b)
Parent Change of Control	5.07(c)
Parent Intellectual Property	5.15(b)
Parent Members	1.01
Parent Options	7.09(a)
Parent Restricted Stock	7.09(b)
Parent Subsidiaries	5.07
Parent’s Accountants	1.01
Parent’s Knowledge	1.01
Permitted Encumbrances	1.01
Person	1.01
Plans	3.15
Purchaser	Preamble
Reference Statement Date	1.01
Regulations	1.01
Related Person	3.22
Released Parties	5.12
Reorganization	1.01
Restricted Period	5.07
Retained Claims	1.01
Retained Names and Marks	1.01
Sarbanes-Oxley Act	3.11(b)
Securities Act	1.01
Shared Contracts	1.01
Six-Month Unaudited Financial Statements	3.07
Straddle Period	1.01
Subsidiaries	1.01
Surety Bonds	5.12
Surviving Corporation	2.01(b)

Term	Section
Surviving LLC	2.01
Target Net Working Capital	1.01
Tax	1.01
Tax Benefit	1.01
Tax Benefit Payment	7.09(f)
Tax Returns	1.01
Taxes	1.01
Termination Date	10.01(b)
Third-Party Claim	9.05(b)
Third-Party Payor	1.01
Transition Services Agreement	1.01
under common control with	1.01
ViPS	Recitals
ViPS Business Unit	1.01
ViPS Distribution	Recitals
ViPS Shares	Recitals
Year End Audited Balance Sheet	3.07
Year End Audited Financial Statements	3.07
          Section 1.02 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or the context otherwise requires:
          (a) any rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by the parties hereto;
          (b) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;
          (c) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
          (d) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
          (e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
          (f) the words “material” and “materially” and words of similar import, when used in this Agreement with respect to a representation or warranty pertaining to the condition of a Company, are to be understood by reference to the businesses, assets and properties of the Companies taken as a whole;
          (g) the words “Company” and “Companies,” when used in Article III, are to be understood as encompassing all of the Companies taken as a whole;

          (h) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
          (i) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; and
          (j) references to a Person are also to its successors (by merger or otherwise) and permitted assigns.
ARTICLE II
THE MERGERS
          Section 2.01 The Mergers. (a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), Merger LLC shall be merged with and into Master LLC at the LLC Merger Effective Time (as defined in Section 2.03(a)). At the LLC Merger Effective Time, the separate limited liability company existence of Merger LLC shall cease and Master LLC shall continue as the surviving limited liability company (the “Surviving LLC”).
          (b) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Co shall be merged with and into Medifax at the Corporate Merger Effective Time (as defined in Section 2.03(b)). At the Corporate Merger Effective Time, the separate corporate existence of Merger Co shall cease and Medifax shall continue as the surviving corporation (the “Surviving Corporation”).
          Section 2.02 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing (the “Closing”) of the Mergers and the Medifax Contribution shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, NY 10019 at 11:00 a.m. (Eastern Time) on the second Business Day following the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Section 8.01 and Section 8.02 or at such other place or at such other time or on such other date as Parent and the Purchaser may mutually agree; provided, however, if the conditions in Article VIII have been satisfied but the Debt Financing shall not yet have been obtained, then the Purchaser at its option may extend the Closing to December 15, 2006 (unless the failure to obtain the Debt Financing shall have been the result of a breach by the Purchaser of its obligations under this Agreement entitling Parent to terminate this Agreement pursuant to Section 10.01(e)); provided that if any part of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters (other than as a result of a breach by the Purchaser of its obligations under this Agreement entitling Parent to terminate this Agreement pursuant to Section 10.01(e)), the Purchaser at its option may extend such date to January 31, 2007 in order to obtain Alternative Financing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
          Section 2.03 Effective Time. (a) Prior to the Closing, Parent shall prepare, and on the Closing Date Master LLC shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents in respect of the LLC Merger (in any such case, the “LLC Certificate of Merger”) executed in accordance with the relevant provisions of the DLLCA and shall make all other filings or recordings required under the DLLCA in order to effect the LLC Merger. The LLC Merger shall become effective at such time as the LLC Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Purchaser shall agree and specify in the LLC Certificate of Merger (the time the LLC Merger becomes effective being the “LLC Merger Effective Time”).
          (b) Prior to the Closing, Parent shall prepare, and on the Closing Date Medifax shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents in respect of the Corporate Merger (in any such case, the “Corporate Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in order to effect the Corporate Merger. The Corporate Merger shall become effective immediately following the LLC Merger and at such time as the Corporate Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Purchaser shall agree and specify in the Corporate Certificate of Merger (the time the Corporate Merger becomes effective being the “Corporate Merger Effective Time”).
          Section 2.04 Effects. The LLC Merger shall have the effects set forth in Section 18-209 of the DLLCA. The Corporate Merger shall have the effects set forth in Section 259 of the DGCL.
          Section 2.05 Limited Liability Company Agreement; Certificate of Incorporation and By-laws.
          (a) The Limited Liability Company Agreement of the Surviving LLC shall be amended at the LLC Merger Effective Time to read substantially in the form of Exhibit 2.05(a) (the “LLC Agreement”).
          (b) The Certificate of Incorporation of the Surviving Corporation shall be amended at the Corporate Merger Effective Time to read substantially in the form of Exhibit 2.05(b).
          (c) The By-laws of Medifax as in effect immediately prior to the Corporate Merger Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
          Section 2.06 Directors. From and after the LLC Merger Effective Time, the directors of the Surviving LLC shall be determined pursuant to the terms of the LLC Agreement. From and after the Corporate Merger Effective Time, the directors of the Surviving Corporation shall be determined pursuant to the terms of the LLC Agreement.
          Section 2.07 Officers. Following the LLC Merger Effective Time, the officers of the Surviving LLC shall be determined pursuant to the terms of the LLC Agreement. Following the Corporate Merger Effective Time, the officers of the Surviving Corporation shall be appointed by the directors of the Surviving Corporation.

          Section 2.08 Effect on LLC Interests. At the LLC Merger Effective Time, by virtue of the LLC Merger and without any action on the part of the holder of any membership interests of Merger LLC or Master LLC:
          (a) Conversion of Membership Interests of Merger LLC. The membership interests of Merger LLC shall be converted into and become membership interests equal to 52% of the outstanding membership interests of the Surviving LLC.
          (b) Conversion of Membership Interests of Master LLC. The membership interests of Master LLC shall be converted into and become (i) membership interests equal to 48% of the outstanding membership interests of the Surviving LLC and (ii) the right to receive an aggregate of $1,015,680,000.00 in cash (as adjusted pursuant to Section 2.13), payable to Holdco 1 and Holdco 2 pro rata in accordance with their respective interests in Master LLC immediately prior to the Closing. The cash payable upon the conversion of membership interests pursuant to this Section 2.08(b) is referred to collectively as the “LLC Cash Merger Consideration”. As of the LLC Merger Effective Time, all such membership interests of Master LLC shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such membership interests of Master LLC shall cease to have any rights with respect thereto, except the membership interests in the Surviving LLC and the right to receive cash payments set forth in this Section 2.08(b).
          Section 2.09 Effect on Capital Stock. At the Corporate Merger Effective Time, by virtue of the Corporate Merger and without any action on the part of the holder of any shares of Medifax Common Stock or any shares of capital stock of Merger Co:
          (a) Capital Stock of Merger Co. Each issued and outstanding share of capital stock of Merger Co shall automatically be cancelled and retired and shall cease to exist, without payment of any consideration.
          (b) Medifax Common Stock. Each issued share of Medifax Common Stock that is held by Holdco 1 immediately prior to the Corporate Merger Effective Time shall remain outstanding. Following the Medifax Contribution, the Surviving Corporation will be a wholly-owned subsidiary of Master LLC.
          Section 2.10 Certain Events Prior to the Closing. Prior to the Closing, in addition to such other actions as may be provided for herein:
          (a) Except as set forth in Exhibit 2.10(a), Parent shall cause the Companies to satisfy and pay in full out of their Cash any and all Indebtedness for borrowed money of the Companies as of the Closing Date (excluding trade credit, accounts payable and accrued liabilities incurred in the ordinary course of business to the extent reflected as Current Liabilities on the Estimated Statement of Closing Net Working Capital and also excluding the Medifax Note).
          (b) Parent shall cause the Companies to pay their respective parent entities and then to Parent an amount equal to Parent’s good faith estimate of the excess (if any) of (i) the consolidated Cash of the Companies over (ii) amounts used to satisfy Indebtedness pursuant to Section 2.10(a); provided, that the Companies shall have a minimum of $10,000,000 in immediately available, freely transferable cash and cash equivalents for working capital purposes available as of the Closing, after giving effect to the transactions contemplated hereby (the “Minimum Cash Balance”) . Parent may cause any of the Companies to make payments under this Section 2.10(b) in the form of a dividend or distribution of capital.
          Section 2.11 Closing Deliveries by Parent. At the Closing, Parent shall deliver or cause to be delivered to the Purchaser:
          (a) counterparts of the LLC Agreement duly executed by Holdco 1 and Holdco 2;
          (b) counterparts of the Transition Services Agreement and Trademark Assignment Agreement duly executed by Parent and Master LLC;
          (c) a true and complete copy, certified by the Secretary or an Assistant Secretary of Parent, of the resolutions duly and validly adopted by the respective Board of Directors or members of Parent, Holdco 1, Holdco 2, Master LLC and Medifax evidencing their authorization of the execution and delivery of, as applicable, this Agreement, the Transition Services Agreement, the Trademark Assignment Agreement and the LLC Agreement and the consummation of the transactions contemplated hereby and thereby;
          (d) certified copies of the certificates of incorporation, certificates of formation, bylaws or other applicable organizational documents of Parent, Holdco 1, Holdco 2, Master LLC and Medifax;
          (e) a certificate of a duly authorized executive officer of Parent certifying as to the matters set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(e);
          (f) certificates, if any, representing all limited liability company interests in Master LLC for cancellation pursuant to the LLC Merger and a duly executed stock power of Holdco 1, effecting the Medifax Contribution; and
          (g) affidavits of non-foreign status duly executed by each Parent Member in a form that is in compliance with Section 1445 and the Regulations promulgated thereunder and reasonably satisfactory to the Purchaser and IRS Forms W-9 duly executed by each Parent Member.
          Section 2.12 Closing Deliveries by the Purchaser and its Affiliates. (a) At the Closing, Merger LLC (or the Surviving LLC) shall deliver, or the Purchaser shall cause to be delivered, to Holdco 1 and Holdco 2 their respective pro rata portions of the LLC Cash Merger Consideration as provided in Section 2.08(b) and adjusted pursuant to Section 2.13.
          (b) At the Closing, the Purchaser shall deliver to Parent:
          (i) counterparts of the LLC Agreement duly executed by the Purchaser;

          (ii) a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the Board of Directors or members of the Purchaser, Merger LLC and Merger Co evidencing their authorization of the execution and delivery of this Agreement and, as applicable, the LLC Agreement and the consummation of the transactions contemplated hereby and thereby;
          (iii) certified copies of the certificates of incorporation, certificates of formation, bylaws or other applicable organizational documents of the Purchaser, Merger LLC and Merger Co; and
          (iv) a certificate of a duly authorized executive officer of the Purchaser certifying as to the matters set forth in Section 8.01(a) and Section 8.01(b).
          Section 2.13 Estimate of Closing Net Working Capital. The LLC Cash Merger Consideration shall be subject to adjustment prior to the Closing, as specified in this Section 2.13:
          (a) Estimated Statement. Not fewer than ten days prior to the Closing Date, Parent shall prepare and deliver to the Purchaser a statement with reasonable supporting detail (the “Estimated Statement of Closing Net Working Capital”) setting forth Parent’s good faith estimate of Net Working Capital of the Companies as of the Closing Date (the “Estimated Closing Net Working Capital”), giving effect to the Medifax Contribution and the transactions contemplated by this Agreement to occur prior to the Closing (but not taking into account the Financing and payment of the Minimum Cash Balance as provided in Section 2.15(b)), including the actions described in Section 2.10 and to the extent any Indebtedness of the Companies that exists prior to the Closing would remain outstanding following the Closing, other than the Medifax Note, such Indebtedness shall be reflected on the Estimated Statement of Closing Net Working Capital.
          (b) The Estimated Statement of Closing Net Working Capital shall reflect Parent’s good faith estimate of the amount of each line item thereon determined on a basis in accordance with the provisions of Section 2.13(a) and shall be substantially in the form of the illustrative Net Working Capital calculation set forth in Exhibit 2.14(a)(ii).
          (c) Pre-Closing Adjustment of LLC Cash Merger Consideration. The LLC Cash Merger Consideration shall be adjusted prior to the Closing as follows:
          (i) If the Estimated Closing Net Working Capital exceeds the Target Working Capital by more than $2.5 million, then the LLC Cash Merger Consideration to be paid at the Closing shall be adjusted upward in an amount equal to the excess of the Estimated Closing Net Working Capital over the Target Net Working Capital.
          (ii) If the Estimated Closing Net Working Capital is less than the Target Net Working Capital by more than $2.5 million, then the LLC Cash Merger Consideration to be paid at the Closing shall be adjusted downward in an amount equal to the difference of the Estimated Closing Net Working Capital less the Target Net Working Capital.

          (iii) If the Estimated Closing Net Working Capital is not more than $2.5 million greater or lesser than the Target Net Working Capital, there shall be no adjustment to the LLC Merger Cash Consideration pursuant to this Section 2.13.
          Section 2.14 Post-Closing Adjustment of LLC Cash Merger Consideration. The LLC Cash Merger Consideration shall be subject to adjustment after the Closing as specified in this Section 2.14:
          (a) Closing Balance Sheet. (i) The Purchaser shall prepare (with the assistance of Master LLC) and deliver to Parent within 60 days following the Closing Date:
          (A) an unaudited consolidated balance sheet of the Companies dated as of the Closing Date (the “Closing Balance Sheet”), and giving effect to the Medifax Contribution and the transactions contemplated by this Agreement to occur prior to the Closing (but not taking into account the Financing and payment of the Minimum Cash Balance in Section 2.15(b)), including the actions described in Section 2.10, consistent with the Year End Audited Balance Sheet and prepared in accordance with Section 2.14(a)(ii), except for the absence of footnotes and other items that are not typically included in an unaudited balance sheet; and
          (B) a statement (the “Closing Net Working Capital Statement”) setting forth the Net Working Capital of the Companies as of the Closing Date (the “Closing Net Working Capital”), prepared in accordance with Section 2.14(a)(ii) and giving effect to the Medifax Contribution and the transactions contemplated by this Agreement to occur prior to the Closing (but not taking into account the Financing and payment of the Minimum Cash Balance in Section 2.15(b)), including the actions described in Section 2.10.
          (ii) The Closing Balance Sheet and the Closing Net Working Capital Statement shall be prepared on a basis in accordance with the provisions of Section 2.14(a)(i)(B) and shall be prepared substantially in the form of the illustrative Net Working Capital calculation set forth in Exhibit 2.14(a)(ii).
          (iii) The Purchaser and Parent hereby acknowledge that, notwithstanding the provisions of Section 2.10(a) and Section 2.10(b): (A) all Cash (other than the Minimum Cash Balance) of the Companies that existed prior to the Closing and that remain immediately after the Closing shall be reflected on the Closing Net Working Capital Statement and the Closing Balance Sheet; and (B) to the extent that any Indebtedness of the Companies that existed prior to the Closing remains outstanding immediately after the Closing (after giving effect to the Medifax Contribution), other than the Medifax Note, such Indebtedness shall be reflected on the Closing Net Working Capital Statement and the Closing Balance Sheet.
          (b) Disputes. (i) Parent and its representatives shall be given timely access to all supporting documents and work papers used in the preparation of the Closing Net Working Capital Statement and the Closing Balance Sheet and such Books and Records, facilities and employees of the Companies and Master LLC as it may reasonably request, in connection with its review of the Closing Net Working Capital Statement and the Closing Balance Sheet.
          (ii) Parent may dispute any amounts reflected on the Closing Net Working Capital Statement or the Closing Balance Sheet. If Parent elects to dispute any such amount, Parent shall notify the Purchaser in writing of each disputed item on the Closing Net Working Capital Statement, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within 45 days of the Purchaser’s delivery of the Closing Balance Sheet and the Closing Net Working Capital Statement under Section 2.14(a)(i) to Parent, with any amount not so disputed being final and binding on the parties in accordance with Section 2.14(c). In the event of such a dispute, Parent and the Purchaser shall attempt to reconcile their differences. If Parent and the Purchaser are unable to reach a resolution within 30 days after receipt by the Purchaser of Parent’s written notice of dispute, Parent and the Purchaser shall submit the items remaining in dispute for resolution to Deloitte & Touche LLP (or, if such firm shall decline or is unable to act or is not, at the time of such submission, independent of the Purchaser and Parent, to another independent accounting firm of international reputation mutually acceptable to Parent and the Purchaser) (either Deloitte & Touche LLP or such other accounting firm being referred to herein as the “Independent Accounting Firm”), which shall, as soon as practicable after such submission, determine and report to Parent and the Purchaser upon such remaining disputed items, and such report shall be final and binding on Parent and the Purchaser. The Independent Accounting Firm shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either party or smaller than the smallest value for such item claimed by either party. If the Independent Accounting Firm resolves all disputes presented to it entirely in the manner proposed by Parent or the Purchaser, as the case may be, the fees and expenses of the Independent Accounting Firm relating to the resolution of such dispute shall be paid by the other party. In all other events, the fees and expenses of the Independent Accounting Firm shall be shared based on the difference between Parent’s position, on the one hand, and the Purchaser’s position, on the other hand, initially presented to the Independent Accounting Firm (based on the aggregate of all differences taken as a whole) and the final resolution as determined by the Independent Accounting Firm in proportion to the total difference between Parent’s and the Purchaser’s initial positions.
          (c) Post-Closing Adjustment Payments. The Closing Balance Sheet and the Closing Net Working Capital Statement shall be deemed final for the purposes of this Section 2.14 and binding on the parties upon the earliest of (i) the failure of Parent to timely notify the Purchaser of a dispute in accordance with Section 2.14(b)(ii), (ii) the resolution of all disputes by Parent and the Purchaser and (iii) the resolution of all disputes by the Independent Accounting Firm. Within two Business Days of the Closing Balance Sheet and the Closing Net Working Capital Statement being deemed final, an adjustment payment shall be made as follows, by wire transfer in immediately available funds to Holdco 1 and Holdco 2, pro rata in accordance with their respective interests in Master LLC, or to Master LLC, as applicable:
          (A) (x) If the Closing Net Working Capital exceeds the Estimated Net Working Capital, then Master LLC shall pay an amount equal to the full amount of the excess of Closing Net Working Capital over Estimated Net Working Capital to Holdco 1 and Holdco 2, pro rata in accordance with their respective interests in Master LLC, by wire transfer of immediately available funds; provided, however, that, no such payment shall be made if the excess of Closing Net Working Capital over Target Net Working Capital is not greater than $2.5 million; or
               (y) If the Closing Net Working Capital is less than the Estimated Net Working Capital, then Holdco 1 and Holdco 2, pro rata in accordance with their respective interests in Master LLC, shall pay an amount equal to such shortfall to Master LLC by wire transfer of immediately available funds; provided, however, that if either Holdco 1 or Holdco 2 is unable or unwilling to pay such amount, Parent shall be liable for such payments and provided, further, that, no such payment shall be made if Closing Net Working Capital is not less than Target Net Working Capital by an amount greater than $2.5 million; and
          (B) (x) If an adjustment to the LLC Merger Consideration was made pursuant to Section 2.13(c)(i) and it is subsequently determined pursuant to this Section 2.14 that the Closing Net Working Capital does not exceed Target Net Working Capital by more than $2.5 million, then Holdco 1 and Holdco 2, pro rata in accordance with their respective interests in Master LLC, shall pay to Master LLC by wire transfer of immediately available funds an amount equal to the amount by which the LLC Merger Consideration was increased pursuant to Section 2.13(c)(i); provided, however, that if either Holdco 1 or Holdco 2 is unable or unwilling to pay such amount, Parent shall be liable for such payments; or
               (y) If an adjustment to the LLC Merger Consideration was made pursuant to Section 2.13(c)(ii) and it is subsequently determined pursuant to this Section 2.14 that the Closing Net Working Capital is not less than Target Net Working Capital by more than $2.5 million, then Master LLC shall pay to Parent by wire transfer of immediately available funds an amount equal to the amount by which the LLC Merger Consideration was decreased pursuant to Section 2.13(c)(ii).
          Section 2.15 Contribution of Medifax; Post-Closing Distributions.
          (a) On the Closing Date and immediately after the Corporate Merger Effective Time, (i) Medifax shall pay $190,000,000 in immediately available funds to Holdco 1 in full satisfaction of all amounts outstanding on the Medifax Note and (ii) following such payment, Holdco 1 will contribute the Medifax Shares to the Master LLC (the “Medifax Contribution”).
          (b) Not later than 60 days following the Closing Date, Master LLC shall pay Parent an amount equal to the Minimum Cash Balance.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF PARENT
          Except as set forth in the Disclosure Schedule, Parent hereby represents and warrants to the Purchaser as follows.
          Section 3.01 Organization, Authority and Qualification of Parent, Holdco 1, Holdco 2, Master LLC and Medifax. (a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all necessary corporate power and authority to enter into this Agreement and the Transition Services Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent of this Agreement and the Transition Services Agreement, the performance by Parent of its obligations hereunder and thereunder and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent. This Agreement has been, and upon its execution the Transition Services Agreement shall have been, duly executed and delivered by Parent, and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and upon its execution the Transition Services Agreement shall constitute, legal, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and general principles of public policy.
          (b) Holdco 1 is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all necessary corporate power and authority to enter into this Agreement and the LLC Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Holdco 1 of this Agreement and the LLC Agreement, the performance by Holdco 1 of its obligations hereunder and thereunder and the consummation by Holdco 1 of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Holdco 1. This Agreement has been, and upon its execution the LLC Agreement shall have been, duly executed and delivered by Holdco 1, and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and upon its execution the LLC Agreement shall constitute, legal, valid and binding obligations of Holdco 1, enforceable against Holdco 1 in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and general principles of public policy. Since its formation, Holdco 1 has conducted no business or other activities, and has incurred no Liabilities, except as contemplated by this Agreement.
          (c) Holdco 2 is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all necessary corporate power and authority to enter into this Agreement and the LLC Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Prior to the Closing, Holdco 2 shall have executed a counterpart to this Agreement agreeing to be bound by all of the provisions of this Agreement, in form and substance reasonably satisfactory to the Purchaser. As of the Closing, the execution and delivery by Holdco 2 of this Agreement and the LLC Agreement, the performance by Holdco 2 of its obligations hereunder and thereunder and the consummation by Holdco 2 of the transactions contemplated hereby and thereby shall have been duly authorized by all requisite corporate or other action on the part of Holdco 2. As of the Closing and upon its execution each of this Agreement and the LLC Agreement shall have been duly executed and delivered by Holdco 2, and as of the Closing (assuming due authorization, execution and delivery by the other parties thereto) and upon its execution each of this Agreement and the LLC Agreement shall constitute a legal, valid and binding obligation of Holdco 2, enforceable against Holdco 2 in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and general principles of public policy.
          (d) Master LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all necessary limited liability company power and authority to enter into this Agreement and the Transition Services Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Master LLC of this Agreement and the Transition Services Agreement, the performance by Master LLC of its obligations hereunder and thereunder and the consummation by Master LLC of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of Master LLC. This Agreement has been, and upon its execution the Transition Services Agreement shall have been, duly executed and delivered by Master LLC, and (assuming due authorization, execution and delivery by the other parties thereto) this Agreement constitutes, and upon its execution the Transition Services Agreement shall constitute, legal, valid and binding obligations of Master LLC, enforceable against Master LLC in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and general principles of public policy. Parent, the sole stockholder of Holdco 1 and Holdco 1, the sole member of Master LLC as of the date hereof, have approved the LLC Merger and this Agreement. No other member action on the part of Master LLC is or will be necessary to approve the LLC Merger. Since its formation, Master LLC has incurred no Liabilities and has no assets or operations, except as contemplated by this Agreement.
          (e) Medifax is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Medifax of this Agreement, the performance by Medifax of its obligations hereunder and the consummation by Medifax of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Medifax. This Agreement has been duly executed and delivered by Medifax, and (assuming due authorization, execution and delivery by the other party thereto) this Agreement constitutes a legal, valid and binding obligation of Medifax, enforceable against Medifax in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors’ rights generally and general principles of public policy. The board of directors of

Medifax has approved this Agreement, the Corporate Merger and the other transactions contemplated by this Agreement, has determined that the Corporate Merger is fair to and in the best interests of Medifax and has recommended that the sole stockholder of Medifax adopt this Agreement. Other than the stockholder approval contemplated by Section 5.16, no other stockholder action on the part of Medifax is or will be necessary to approve the Corporate Merger.
          Section 3.02 Organization, Authority and Qualification of Envoy and MedE. (a) Each of Envoy and MedE (i) is, as of the date of this Agreement, a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and (ii) will be, after the consummation of the Reorganization and as of the Closing, a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Envoy and MedE has all necessary corporate or limited liability company power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. True and correct copies of the certificate of incorporation and bylaws of each of Envoy and MedE have been made available by Parent to the Purchaser.
          (b) Each of Envoy and MedE is duly licensed or qualified and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (i) materially and adversely affect the ability of the Companies to operate their respective businesses or own or lease properties in such jurisdictions, (ii) materially and adversely affect the ability of Parent, Holdco 1, Holdco 2 or Master LLC to carry out their respective obligations under, and to consummate the transactions contemplated by, this Agreement, the Transition Service Agreement and the LLC Agreement, or (iii) otherwise have a Material Adverse Effect.
          Section 3.03 Capitalization; Ownership of Shares. (a) The authorized limited liability company interests of Master LLC consist of 50 Units. As of the date of this Agreement, all the outstanding limited liability company interests of Master LLC are held by Holdco 1 free and clear of all Encumbrances. Except as set forth in Section 3.03(a) of the Disclosure Schedule, as of the time immediately after the consummation of the Reorganization and immediately prior to the LLC Merger Effective Time, all the outstanding limited liability company interests of Master LLC will be held by Holdco 1 and Holdco 2 free and clear of all Encumbrances. Except as set forth in Section 3.03(a) of the Disclosure Schedule, as of the date of this Agreement and as of the Closing, there are and will be no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the limited liability company interests of Master LLC or obligating Holdco 1, Holdco 2 or Parent (or their Affiliates) to issue or sell any interests in Master LLC.
          (b) The authorized capital stock of Medifax consists of 100 shares of common stock, par value $0.01 per share. As of the date of this Agreement and as of the Closing, 78 shares of the common stock of Medifax are and will be issued and outstanding, all of which are validly issued, fully paid and nonassessable. As of the date of this Agreement and as of the Closing, there are and will be no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Medifax Shares or obligating either

Parent, Holdco 1, Envoy or Medifax (or their Affiliates) to issue or sell any shares of Medifax common stock, or any other interest in, Medifax. The Medifax Shares constitute all the issued and outstanding capital stock of Medifax and (A) are owned of record by Envoy, (B) as of the time immediately after the consummation of the Reorganization will be owned of record by Holdco 1, and (C) on the Closing Date and immediately after the Corporate Merger Effective Time (and after giving effect to the Medifax Contribution) will be owned of record by Master LLC, in each case, free and clear of all Encumbrances other than Encumbrances (i) created pursuant to the Debt Financing, as to which Encumbrances no representation or warranty is made, or (ii) set forth in Section 3.03(b) of the Disclosure Schedule.
          (c) As of the date of this Agreement, the authorized capital stock of Envoy consists of 1,000 shares of common stock. As of the date of this Agreement, 100 shares of Envoy common stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. As of the date of this Agreement, except as set forth in 3.03(c) of the Disclosure Schedule, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Envoy Shares or obligating either Parent or Envoy (or their Affiliates) to issue or sell any shares of Envoy common stock, or any other interest in, Envoy. As of the date of this Agreement and at all times prior to the consummation of the Reorganization, the Envoy Shares constitute all the issued and outstanding capital stock of Envoy and are owned of record by Parent free and clear of all Encumbrances other than Encumbrances (i) created pursuant to the Debt Financing, as to which Encumbrances no representation or warranty is made, or (ii) set forth in Section 3.03(c) of the Disclosure Schedule.
          (d) As of the date of this Agreement, the authorized capital stock of MedE consists of 100 shares of common stock. As of the date of this Agreement, 100 shares of MedE common stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. As of the date of this Agreement, except as set forth in Section 3.03(d) of the Disclosure Schedule, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the MedE Shares or obligating either Parent or MedE (or their Affiliates) to issue or sell any shares of MedE common stock, or any other interest in, MedE. As of the date of this Agreement and at all times prior to the consummation of the Reorganization, the MedE Shares constitute all the issued and outstanding capital stock of MedE and are owned of record by Parent free and clear of all Encumbrances other than Encumbrances (i) created pursuant to the Debt Financing, as to which no representation or warranty is made, or (ii) set forth in Section 3.03(d) of the Disclosure Schedule.
          (e) As of the time immediately after the consummation of the Reorganization and as of the Closing, all the outstanding limited liability company interests of Envoy will be validly issued, fully paid and non-assessable, held by Master LLC free and clear of all Encumbrances other than Encumbrances (i) created pursuant to the Debt Financing, as to which Encumbrances no representation or warranty is made, or (ii) set forth in Section 3.03(e) of the Disclosure Schedule. As of the Closing, there will be no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Envoy interests or obligating Parent or Envoy (or their Affiliates) to issue or sell any interests in Envoy.
          (f) As of the time immediately after the consummation of the Reorganization and as of the Closing, all the outstanding limited liability company interests of MedE will be validly issued, fully paid and non-assessable, held by Master LLC free and clear of all Encumbrances other than Encumbrances (i) created pursuant to the Debt Financing, as to which Encumbrances no representation or warranty is made, or (ii) set forth in Section 3.03(f) of the Disclosure Schedule. As of the Closing, there will be no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the MedE interests or obligating Parent or MedE (or their Affiliates) to issue or sell any interests in MedE.
          Section 3.04 Subsidiaries. Section 3.04 of the Disclosure Schedule sets forth all of Envoy’s (other than ViPS and its Subsidiaries) and MedE’s direct and indirect Subsidiaries as of the date of this Agreement and as of the Closing, listing for each subsidiary, its name and its jurisdiction of incorporation, its authorized capital stock or other ownership interests and the number of issued and outstanding shares or other ownership interest. Other than with respect to such Subsidiaries and except as set forth in Section 3.04 of the Disclosure Schedule, neither Envoy nor MedE own, directly or indirectly, any capital stock or other ownership interests of any Person. Except as set forth in Section 3.04 of the Disclosure Schedule, as of the date of this Agreement and as of the Closing, all of the issued and outstanding shares or other ownership interests of each of the Subsidiaries listed in Section 3.04 of the Disclosure Schedule have been duly authorized and validly issued and are fully paid and nonassessable and, at the Closing, all such issued and outstanding shares or other ownership interests will be owned directly or indirectly by Envoy or MedE, as the case may be, free and clear of all Encumbrances other than Encumbrances (i) created pursuant to the Debt Financing, as to which Encumbrances no representation or warranty is made, or (ii) set forth in Section 3.04 of the Disclosure Schedule. Except as set forth in Section 3.04 of the Disclosure Schedule, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the capital stock or other ownership interests of any of the Subsidiaries listed in Section 3.04 of the Disclosure Schedule or obligating either Parent or any such Subsidiary (or their Affiliates) to issue or sell any capital stock or other ownership interests in any such Subsidiary. Except as set forth in Section 3.04 of the Disclosure Schedule, as of the Closing, all of the Companies will be direct or indirect wholly-owned Subsidiaries of Master LLC and Master LLC will own no direct or indirect equity interests in any Person other than the Subsidiaries.
          Section 3.05 No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.06 have been obtained, all filings and notifications listed in Section 3.06 of the Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating solely to the Purchaser or any of its Affiliates, the execution, delivery and performance by Parent, Holdco 1, Holdco 2, Master LLC and Medifax of, as applicable, this Agreement, the Transition Services Agreement and the LLC Agreement do not and will not (i) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of Parent, Holdco 1, Holdco 2, Master LLC or any Company, (ii) conflict with or violate any Law or Governmental Order applicable to Parent, Holdco 1, Holdco 2, Master LLC or any Company, or (iii) except as set forth in Section 3.05 of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) or require any consent or notice under, any Material Contract except, in the case of clauses (ii) and (iii), as would not (A) materially and adversely affect the ability of Parent, Holdco 1, Holdco 2, Master LLC or Medifax to carry out their respective obligations under, and to consummate the transactions contemplated by, as applicable, this Agreement, the Transition Services Agreement and the LLC Agreement or (B) otherwise have a Material Adverse Effect.
          Section 3.06 Governmental Consents and Approvals. The execution, delivery and performance by Parent, Holdco 1, Holdco 2, Master LLC and Medifax of, as applicable, this Agreement, the Transition Services Agreement and the LLC Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (i) as described in Section 3.06 of the Disclosure Schedule, (ii) the premerger notification and waiting period requirements of the HSR Act, (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by Parent, Holdco 1, Holdco 2, Master LLC or Medifax of the transactions contemplated by this Agreement and, as applicable, the Transition Services Agreement and the LLC Agreement or would not have a Material Adverse Effect, or (iv) as may be necessary as a result of any facts or circumstances solely relating to the Purchaser or any of its Affiliates.
          Section 3.07 Financial Information. (a) Set forth in Section 3.07(a) of the Disclosure Schedule are the following financial statements: (i) the audited combined consolidated balance sheet of the Companies as of December 31, 2005 (the “Year End Audited Balance Sheet”) and the related audited combined consolidated statements of income and cash flows of the Companies for the fiscal year ended December 31, 2005 (collectively, the “Year End Audited Financial Statements”) and (ii) the unaudited combined consolidated balance sheet of the Companies as of June 30, 2006, and the related unaudited combined consolidated statements of income and cash flows of the Companies for the six-month period ended June 30, 2006 (the “Six-Month Unaudited Financial Statements”).
          (b) Except as set forth in Section 3.07(b) of the Disclosure Schedule, the Year End Audited Financial Statements and the Six-Month Unaudited Financial Statements fairly present, in all material respects, the combined consolidated financial position, results of operations and cash flows of the Companies as of each date and for the periods covered thereby in accordance with GAAP, applied on a consistent basis; provided, that the Six-Month Unaudited Financial Statements lack (i) footnotes and other presentation items associated with audited financial statements, and (ii) updates to the Deferred Tax Accounts amounts included in the Six-Month Unaudited Financial Statements. All of the Companies and their Subsidiaries are combined or consolidated for accounting purposes.
          Section 3.08 Absence of Undisclosed Material Liabilities. There are no Liabilities of the Companies of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (i) reflected on, or reserved against in, the Year End Audited Balance Sheet, (ii) set forth in Section 3.08 of the Disclosure Schedule, (iii) incurred since the Reference Statement Date in the ordinary course of business of the Companies, (iv) arising in connection with the matters set forth in paragraphs 2, 5, 6, 7, 8 and 9 of Exhibit 5.01 or (v) which would not have a Material Adverse Effect.
          Section 3.09 Conduct in the Ordinary Course. Except as set forth in Section 3.09 of the Disclosure Schedule, from the Reference Statement Date and through the date of this Agreement, each Company has not:

          (a) (i) issued, sold or redeemed any capital stock or other ownership interests, notes, bonds or other securities of the Companies (or any option, warrant or other right to acquire the same), (ii) declared, made or paid any dividends or distributions to the holders of capital stock or other equity securities, of any Company, as the case may be, other than dividends, distributions and redemptions declared, made or paid by any Company solely to another Company or (iii) split, combined or reclassified any capital stock of the Companies;
          (b) amended or restated the certificate of incorporation or bylaws (or similar organizational documents) of a Company, as the case may be;
          (c) granted, adopted or announced (i) any increase in, or acceleration of payment or vesting of, the salaries, bonuses or other compensation or benefits, or (ii) any new bonus or other compensation or benefits payable by such Company, as the case may be, to any of the current or former employees, officers, individual consultants or directors of any Company other than (x) as required by Law, (y) pursuant to any Plans, or (z) solely with respect to employees who are not employees of any Company with current annual salaries in excess of $150,000, in the ordinary course of business consistent with the past practices of such Company (which shall include increases due to promotions and normal periodic performance reviews and related compensation and benefit increases), as the case may be;
          (d) except in the ordinary course of business, (i) incurred any Indebtedness for borrowed money (other than Indebtedness to Parent or to another Company), (ii) issued any debt securities, or (iii) assumed or guaranteed or otherwise become responsible for any indebtedness of any Person (other than Indebtedness of another Company), in the case of (i), (ii) and (iii) above, in an aggregate amount exceeding $2,000,000;
          (e) made any acquisition (by merger, consolidation, or acquisition of stock or assets) of any corporation, partnership or other business organization or division thereof for consideration in excess of $2,000,000 in the aggregate;
          (f) except in the ordinary course of business, created any Encumbrances on any of their assets, tangible or intangible, other than Permitted Encumbrances and Encumbrances on assets having an aggregate value not in excess of $2,000,000;
          (g) sold, assigned or transferred any of their tangible assets except in the ordinary course of business and except for any such assets having an aggregate value of less than $2,000,000;
          (h) disposed of, granted, abandoned or permitted to lapse any Intellectual Property except in the ordinary course of business consistent with past practice (including sales to customers);
          (i) made any material change in any method of accounting or accounting practice or policy used by a Company, as the case may be, other than such changes required by GAAP or by Law;
          (j) waived any material rights of value under any Material Contracts, other than in the ordinary course of business consistent with past practice;

          (k) purchased, sold or entered into any contract to purchase or sell any real property;
          (l) incurred any damage, destruction or similar loss, whether or not covered by insurance, materially affecting the business or properties of the Companies;
          (m) suffered any Material Adverse Effect; or
          (n) agreed to take any of the actions specified in Sections 3.09 (a)-(k), except as contemplated by this Agreement and the Transition Services Agreement.
          Section 3.10 Litigation. Except as set forth in Section 3.10 of the Disclosure Schedule and other than Actions arising after the date of this Agreement in the ordinary course of business of the Companies, there is no Action by or against the Companies pending, or to the Knowledge of Parent threatened, that would, if adversely determined, have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement, the Transition Services Agreement, the LLC Agreement or the consummation of the transactions contemplated hereby or thereby.
          Section 3.11 Compliance with Laws. Except as set forth in Section 3.11 of the Disclosure Schedule or as would not (i) materially and adversely affect the ability of Parent and the Companies to operate their respective businesses, (ii) materially and adversely affect the ability of Parent, Holdco 1, Holdco 2, Master LLC or Medifax to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, the Transition Services Agreement and the LLC Agreement, or (iii) otherwise have a Material Adverse Effect, none of the Companies is in violation of any Laws (including without limitation all applicable federal and state health care-related Laws), Governmental Orders or permits or licenses applicable to the Companies.
          Section 3.12 Environmental Matters. (a) Except as set forth in Section 3.12 of the Disclosure Schedule, or as would not, individually or in the aggregate, have a Material Adverse Effect:
          (i) there are, with respect to the Companies and the Leased Real Property, no violations of any applicable Environmental Laws or Environmental Permits;
          (ii) there is no Environmental Claim pending or, to Parent’s Knowledge, threatened against any of the Companies or against any Person whose liability for any Environmental Claim any of the Companies has retained or assumed either contractually or by operation of law, other than Environmental Claims arising after the date of this Agreement in the ordinary course of business of the Companies;
          (iii) to the actual knowledge of Parent (without independent inquiry), there is no asbestos contained in or forming part of any space in any Leased Real Property except as is in full compliance with all applicable Laws and, with respect thereto, none of the Companies has caused or exacerbated the release of any asbestos at, within or from any such location, and no polychlorinated biphenyls (PCBs) or PCB–containing items are used or stored at any Leased Real Property;

          (iv) neither Parent nor any of the Companies are required by virtue of the transactions contemplated by this Agreement or as a condition to the effectiveness of any transactions contemplated hereby, to (A) perform a site assessment for Hazardous Substances, (B) remove or remediate Hazardous Substances, (C) give notice to or receive approval from any Governmental Authority regarding any environmental matter, or (D) record or deliver to any Person any disclosure document or statement pertaining to environmental matters.
          (v) Parent has delivered or made available to the Purchaser true, correct and complete copies of all environmental investigations, studies, audits, reports, tests, reviews or other analyses conducted by or on behalf of Parent or any of the Companies concerning the condition of any Leased Real Property or any material violation of Environmental Laws or Hazardous Substance contamination with respect to the Leased Real Property to the extent such documents are in the possession or control of Parent.
          (b) None of the representations and warranties in this Agreement other than those contained in this Section 3.12 shall address matters involving Environmental Laws, Environmental Permits, Hazardous Substances or other environmental matters.
          Section 3.13 Intellectual Property.
          (a) Section 3.13(a) of the Disclosure Schedule lists as of the date of this Agreement all registered Intellectual Property and applications for registered Intellectual Property owned by or exclusively licensed to any of the Companies. Except as set forth in Section 3.13(a) of the Disclosure Schedule, or as would not, individually or in the aggregate, have a Material Adverse Effect, all such registrations, issuances, filings and applications for Company Intellectual Property are valid, subsisting, in full force and effect, and have not been or are not, as applicable, cancelled, expired, abandoned or otherwise terminated.
          (b) Except as set forth in Section 3.13(b) of the Disclosure Schedule, or as would not, individually or in the aggregate, have a Material Adverse Effect, (i) to the Knowledge of Parent, the operation of the Companies as presently conducted does not infringe or misappropriate the Intellectual Property of any third party, (ii) to the Actual Knowledge of Parent, the operation of the Companies as presently conducted does not infringe or misappropriate the intellectual property of any third party, (iii) the Companies have not received in the past three years any written notice of any actual, alleged, possible or potential infringement or misappropriation of any Intellectual Property of any third party relating to the Companies and (iv) other than Actions arising after the date of this Agreement in the ordinary course of the business of the Companies, there is no Action pending or, to the Knowledge of Parent, threatened by any third party against the Companies that challenges the legality, validity, enforceability, use or ownership of any Intellectual Property listed in Section 3.13(a) of the Disclosure Schedule or alleges a claim of infringement, dilution or misappropriation of any Intellectual Property of any third party.
          (c) Except as set forth in Section 3.13(c) of the Disclosure Schedule, or as would not, individually or in the aggregate, have a Material Adverse Effect, (i) to the Knowledge of Parent, there is no unauthorized use, disclosure, infringement, or misappropriation of any material Intellectual Property owned by or exclusively licensed to the Companies by any third party, including any employee or former employee of the Companies and (ii) the Companies have not brought an Action in the three years prior to the date of this Agreement alleging infringement or misappropriation of any material Intellectual Property owned by or licensed to the Companies or breach of any license or agreement involving such material Intellectual Property against any third party.
          (d) Each of the Companies has taken commercially reasonable measures to maintain and protect the Company Intellectual Property that is owned by any of the Companies, which measures include entering into appropriate confidentiality agreements where commercially reasonable to protect the trade secrets and confidential information of the Companies.
          (e) To the Knowledge of Parent, the “Transform” software product performs in substantial conformance with its documentation and does not contain any Unauthorized Code. Except as set forth in Section 3.13(e) of the Disclosure Schedule, to the Knowledge of Parent, the “Transform” software product does not contain, and is not distributed with, any “open source” code in any manner which would make such software product subject to the terms of any provision of any related “open source” license which would require that the licensee (A) provide sublicensees with access to the source code of the third-party software component and any derivative works thereof, and/or (B) provide for further royalty-free distribution of the third-party software component and any derivative works thereof by sublicensees.
          (f) To the Knowledge of Parent, during the five years prior to the date of this Agreement, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by any Company or any Person acting on its behalf to any Person (other than a Company) of any source code for the “Transform” software product, and there has not been a release from escrow of any source code for the “Transform” software product to any third party (other than deposits of source code with escrow agents pursuant to escrow agreements in the ordinary course of business consistent with past practices, which deposits have not been released from escrow). The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in a release from escrow of any source code for the “Transform” software product or the grant of additional rights to a Person (other than Master LLC in connection with the transactions contemplated hereby) with regard to such source code.
          (g) Except as set forth in Section 3.13(g) of the Disclosure Schedule, the transactions contemplated hereby (including assignment by operation of law of any contract) will not result in: (A) the granting by any Company of any rights or licenses to any Company Intellectual Property to any third party (including any covenant not to sue with respect to any Company Intellectual Property); or (B) Master LLC or any of its Companies being bound by any non-compete, license, or other material restriction on the operation of the business of the Companies.
          (h) Excluding the effect of the Company Contracts and Shared Contracts, and taking into account the Transition Services Agreement, there are no express licenses of trade secrets or registered Intellectual Property and, to the Knowledge of Parent, no implied licenses of the foregoing that will be terminated pursuant to Section 5.14 (b)(i).
          Section 3.14 Real Property. (a) The Companies do not own any real property.
          (b) Section 3.14(b) of the Disclosure Schedule sets forth as of the date of this Agreement a true, correct and complete list of all leases, subleases and all material amendments for each such parcel of Leased Real Property (collectively the “Leases”), which schedule sets forth the date of and parties to each Lease and the address of Leased Real Property covered thereby. Parent has made available to the Purchaser copies of all Leases that are true, correct and complete in all material respects. Except as set forth in Section 3.14(b) of the Disclosure Schedule or as would not have a Material Adverse Effect (i) each Lease is in full force and effect, (ii) the transactions contemplated by this Agreement will not result in a breach of or default under any Lease, and will not otherwise cause any Lease to cease to be in full force and effect on identical terms following the Closing, and (iii) there are no material defaults under any Lease by the Company party thereto and to Parent’s Knowledge there are no material defaults under any Lease by the counterparty thereto.
          Section 3.15 Employee Benefits Matters. (a) Section 3.15(a) of the Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other material benefit plans or programs, and with respect to those employees of a Company whose current annual salary is in excess of $100,000, all employment, termination, severance or other contracts or agreements, in each such case (x) to which a Company is a party, (y) with respect to which Parent or a Company could incur any material liability or obligation or (z) which is maintained, contributed to or sponsored by Parent or a Company for the benefit of any current or former employee, officer or director of a Company; provided, however, such list need not include any severance arrangement with respect to a former employee of a Company unless such severance obligation equals or exceeds six months of such former employee’s compensation (collectively, the “Plans”). Each Plan is in writing, except as set forth in Section 3.15(a) of the Disclosure Schedule, and Parent has made available to the Purchaser a copy of each written Plan. Schedule 3.15(a) also sets forth a true and complete list of the employees of a Company who have received Participation Notices under the Emdeon Business Services Change of Control Retention Plan, the Emdeon Business Services Project Bonus Plan, the Emdeon Corporation Change of Control Retention Plan, and/or the Emdeon Corporation Project Bonus Plan.
          (b) Except as set forth in Section 3.15(b) of the Disclosure Schedule, each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. Each of Parent and the Companies has performed all material obligations required to be performed by it under, is not in any material respect in default under or in material violation of, and to the Knowledge of Parent, no other party to any Plan is in material default or violation of any Plan. No Action is pending or, to the Knowledge of Parent, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of Parent, no fact or event exists that could give rise to any such Action. Except as set forth in

Section 3.15(b) of the Disclosure Schedule, no Plan provides medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for continuation coverage as required by Section 4980B of the Code or by applicable state insurance laws.
          (c) Each Plan that is intended to be qualified under Section 401(a) of the Code has timely received, or timely applied for, a favorable determination letter, opinion letter or advisory letter from the IRS covering all of the provisions applicable to the Plan for which determination letters, opinion letters or advisory letters (as applicable) are currently available that the Plan is so qualified and has been timely amended to reflect all applicable changes in the qualification requirements under Section 401(a) of the Code as to which the time for amending has lapsed, and, to the Knowledge of Parent, no fact or event has occurred since the date of such determination letter, opinion letter or advisory letter (as applicable) or letters from the IRS to adversely affect the qualified status of any such Plan, except as set forth in Section 3.15(c) of the Disclosure Schedule.
          (d) To the Knowledge of Parent, there has been no non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan that would reasonably be expected to subject any Company to any material tax or penalty imposed by Section 502 of ERISA or Section 4975 of the Code.
          (e) Neither Parent nor any of the Companies, nor any other entity which, together with Parent or any of the Companies would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) contributes to or has in the past six years sponsored, maintained, contributed to or had any liability in respect of any defined benefit pension plan (as defined in Section 3(35) of ERISA) or plan subject to Section 412 of the Code or Section 302 of ERISA.
          (f) No Plan is a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plan”) and neither Parent, the Companies nor any of their respective ERISA Affiliates has in the past six years sponsored or contributed to, or had any liability or obligation in respect of, any Multiemployer Plan.
          (g) Except as set forth in Section 3.15(g) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event), under any Plan or otherwise, (i) entitle any current or former employee, officer, consultant or director of a Company to any payment or benefit (or result in the funding of any such payment or benefit); (ii) increase the amount of compensation or benefits due to any such employee, officer, consultant or director; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.
          (h) Except as otherwise set forth in Section 3.15(h) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement shall not give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

          (i) Each “nonqualified deferred compensation plan” (as defined in Section 409(A)(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and guidance issued thereunder.
          (j) None of the representations and warranties in this Agreement other than those contained in this Section 3.15 and Section 3.09(c), Section 3.17(a)(ii) and Section 3.19 shall address employee benefits matters. For the avoidance of doubt, “employee benefit matters” in the previous sentence shall not include matters regarding employment practices, labor relations, employment discrimination, terms and conditions of employment, and wages.
          Section 3.16 Taxes. Except (i) as set forth in Section 3.16 of the Disclosure Schedule and (ii) for matters that would not have a Material Adverse Effect:
          (a) All Tax Returns required to have been filed by or with respect to any Company have been timely filed (taking into account any extension of time to file granted or obtained) and to the Knowledge of Parent, such Tax Returns were true, correct and complete; and all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid. No deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority in writing against any of the Companies that has not been satisfied by payment, settled or withdrawn which in the aggregate exceed $250,000, other than any such matter arising after the date of this Agreement in the ordinary course of the business of the Companies.
          (b) There has been no Tax audit, examination, suit or similar Tax proceeding since January 1, 2003, or to the Knowledge of Parent, threatened in writing against or with respect to any Company, other than any such matter arising after the date of this Agreement in the ordinary course of the business of the Companies. There are no outstanding waivers extending the statutory period of limitation relating to the payment of Taxes due from any Company which are expected to be outstanding as of the Closing Date, other than any such matter arising after the date of this Agreement in the ordinary course of the business of the Companies.
          (c) Each Company has complied in all respects with the applicable Laws relating to the withholding of Taxes and the payment thereof. There are no Tax liens on any assets of the Companies (other than Permitted Encumbrances).
          (d) None of the Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
          (e) None of the Companies has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
          (f) Neither any Company nor any Person on behalf of any Company has (i) entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Law; (ii) granted any Person any power of attorney that is currently in force with respect to any Tax matter; or (iii) since January 1, 2003, requested or received a ruling from a Governmental Authority in respect of Taxes or requested or entered into an agreement in respect of Taxes with a Governmental Authority.
          (g) No Company (i) is or ever has been a member of any affiliated group that filed or was required to file an affiliated, consolidated, combined or unitary Tax Return, other than any group of which Parent is or has been a member, (ii) has any liability for the Taxes of any other Person under Section 1.1502-6 of the Regulations (or any similar provision of state, local or foreign Law) other than with respect to Parent or any direct or indirect subsidiary of Parent, or (iii) is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) other than with Parent or any direct or indirect subsidiary of Parent.
          (h) No Company (i) has been subject to a written claim by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; (ii) for taxable periods beginning after December 31, 2001, has “participated” (within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A)) in any “listed transaction” within the meaning of Code Section 6011 or any similar provision of state, local or foreign Law; (iii) is presently required, or shall be required, to include any taxable income for any period ending after the Closing Date as a result of (A) a change in method of accounting under Code Section 481 made before the Closing Date or required to be made as a result of the transactions contemplated by this Agreement (including, without limitation, the Reorganization) where such income would otherwise be reported in a taxable period ending on or before the Closing Date, (B) any intercompany transaction consummated prior to the Closing Date, (C) an installment sale or open transaction disposition made on or before the Closing Date, or (D) a prepaid amount received on or prior to the Closing Date (or under any provision of Law of any jurisdiction with similar consequences as any of (iii)(A) through (iii)(D) above).
          (i) From the Reference Statement Date and through the date of this Agreement, each Company has not taken any action described in Section 5.01(a)(xv) or 5.01(a)(xvi) except in compliance with Section 5.01.
          (j) For federal income Tax purposes, each Company is currently, and will be until the commencement of the Reorganization, a member of an affiliated group (within the meaning of Section 1504 of the Code) of which Parent is the parent.
          None of the representations and warranties in this Agreement other than those contained in this Section 3.16 and those contained in Section 3.15 as they relate to Taxes shall address Tax matters.
          Section 3.17 Material Contracts. (a) Section 3.17(a) of the Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of each of the following Contracts to which any Company is a party (such Contracts being “Material Contracts”):

          (i) all Contracts (other than Leases listed in Section 3.14(b) of the Disclosure Schedule) involving total annual payments by any Company party thereto of more than $2,000,000 within the 12-month period prior to the last day of the most recent completed quarterly period, except in each case for those Contracts that are cancelable by a Company without penalty or further payment and for those Contracts that are cancelable by a Company with notice of 90 days or less;
          (ii) all employment Contracts with employees whose current annual salary is in excess of $100,000 and Contracts with independent contractors or consultants (or similar arrangements) whose current annualized consulting fee is in excess of $100,000, except in each case for those Contracts that are cancelable by a Company without penalty or further payment with notice of 60 days or less;
          (iii) all Contracts relating to or guaranteeing Indebtedness for borrowed money, or under which any note, bond indenture, mortgage, security interest or other evidence of Indebtedness has been issued, in each case having an outstanding principal amount in excess of $2,000,000;
          (iv) all Contracts that limit or purport to limit the ability of any Company to compete in any line of business or with any Person or in any geographic area or during any period of time or contain a “most favored nations” provision, in any such case to the extent that such limitation or provision is material to the business of the Companies;
          (v) all Contracts with any Governmental Authority involving total annual payments in excess of $2,000,000;
          (vi) the top 20 Contracts with Third-Party Payors entered into by the Companies based on the amount of revenue to the Companies in calendar year 2005;
          (vii) the top 20 Contracts with submitters of medical and dental-claims transactions entered into by the Companies based on the aggregate number of medical and dental-claims transactions submitted to the Companies during calendar year 2005;
          (viii) any Contract entered into prior to the date of this Agreement with respect to the acquisition of any Person providing for an earnout obligation of a Company contingent or otherwise, which obligation continues in any respect after the date hereof;
          (ix) any Contract not described in Section 3.17(a)(viii) which was entered into in the three year period prior to the date of this Agreement with respect to the acquisition of any Person providing for indemnification or other obligation of a Company, contingent or otherwise, which obligation continues in any respect after the date hereof; and
          (x) all joint venture agreements or partnership agreements (other than contracts entered into in the ordinary course of the business of the Companies).

          (b) Except as disclosed in Section 3.17(b) of the Disclosure Schedule and other than Material Contracts in respect of which the counterparty terminates or provides a notice of termination after the date of this Agreement in order to avoid the automatic renewal of such Material Contract’s term in accordance with the terms set forth in such Material Contract on the date hereof, each Material Contract (i) is valid and binding on a Company, as the case may be, party thereto and, to the Knowledge of Parent, the counterparties thereto, (ii) is in full force and effect and (iii) by giving effect to the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.05 of the Disclosure Schedule are not obtained, would continue in full force and effect without penalty or other adverse consequence. Except as disclosed in Section 3.17(b) of the Disclosure Schedule, none of the Companies party thereto, and to Parent’s Knowledge, none of the counterparties thereto, are in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not have a Material Adverse Effect. No counterparty has given written notice, or, to the Actual Knowledge of Parent, given verbal notice, of its intention to terminate or not to renew a Material Contract, except with respect to Material Contracts as to which the counterparty terminates or provides notice of termination after the date of this Agreement in order to avoid the automatic renewal of such Material Contract’s term in accordance with the terms set forth in such Material Contract on the date hereof.
          (c) Copies of all Material Contracts have been made available to the Purchaser and such copies are true, correct and complete in all material respects.
          Section 3.18 Insurance. Section 3.18 of the Disclosure Schedule sets forth a list, as of the date of this Agreement, of all material insurance policies with respect to which any Company is an insured (the “Material Insurance Policies”), and, except as otherwise specified in Section 3.18 of the Disclosure Schedule, such coverages are in full force and effect on the date of this Agreement and all due premiums have been paid.
          Section 3.19 Labor Relations. (a) Except as set forth in Section 3.19(a) of the Disclosure Schedule, there is no pending or, to Parent’s Knowledge, threatened strike, slowdown, picketing, work stoppage, or any pending application for certification of a collective bargaining agent against any of the Companies, except to the extent such disputes would not result in a Material Adverse Effect. There are no, and have not been in the prior six years, collective bargaining agreements involving employees of the Companies.
          (b) Parent and the Companies have not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”), or any similar state or local law that remains unsatisfied. Section 3.19(b) of the Disclosure Schedule contains a list of the names and sites of employment or facilities of those individuals who suffered an “employment loss” (as defined in the WARN Act) at any site of employment or facility of the Companies during the six-month period prior to the date of this Agreement. Section 3.19(b) of the Disclosure Schedule shall be updated within 5 Business Days prior to the Closing with respect to the six-month period prior thereto.
          Section 3.20 Brokers. Except for the fees and expenses payable to The Blackstone Group L.P. and Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, the Transition Services Agreement or the LLC Agreement based upon arrangements made by or on behalf of Parent. Parent is solely responsible for the fees and expenses of The Blackstone Group L.P. and Citigroup Global Markets Inc.
          Section 3.21 Sufficiency of Assets. As of the Closing Date, the Company Assets, the Shared Contracts, the Company Contracts and the Intercompany Agreements, together with the services to be provided under the Transition Services Agreement, will constitute all the properties, assets and rights as are necessary and sufficient for the operation of the business of the Companies in the ordinary course of business substantially as it is conducted by Parent and its Affiliates as of the date hereof and as of the Closing Date.
          Section 3.22 Transactions with Related Persons. Except as set forth in Section 3.22 of the Disclosure Schedule, the Intercompany Agreements, the Shared Contracts set forth on Exhibit 5.08, the Company Contracts set forth on Exhibit 5.11(a)(i)(A) and the services to be performed pursuant to the Transition Services Agreement, (i) none of the Companies is party to any material business arrangement with Parent or its Affiliates (other than the Companies) or any of Parent’s or such Affiliate’s directors or officers (such a Person, a “Related Person”) or, to Parent’s Knowledge, a member of such Related Person’s immediate family and (ii) no Related Person or, to Parent’s Knowledge, any member of such Related Person’s immediate family owns any property or right, tangible or intangible, that is material to the Business.
          Section 3.23 Investment Company. Parent is not and is not controlled by or affiliated with an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER
          The Purchaser hereby represents and warrants to Parent as follows:
          Section 4.01 Organization and Authority of the Purchaser, Merger LLC and Merger Co. (a) The Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all necessary power and authority to enter into this Agreement and the LLC Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the LLC Agreement, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been, and upon its execution the LLC Agreement shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by other parties hereto) this Agreement constitutes, and upon its execution the LLC Agreement shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.
          (b) Merger LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all necessary limited liability company power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Merger LLC of this Agreement, the performance by Merger LLC of its obligations hereunder and the consummation by Merger LLC of the transactions contemplated hereby have been duly authorized by all requisite limited liability company action on the part of Merger LLC. This Agreement has been duly executed and delivered by Merger LLC, and (assuming due authorization, execution and delivery by Parent, Holdco 1, Holdco 2, Master LLC and Medifax) this Agreement constitutes a legal, valid and binding obligation of Merger LLC, enforceable against Merger LLC in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy. The Purchaser, as sole member of Merger LLC, has approved the LLC Merger and this Agreement. Merger LLC has been created solely to facilitate the LLC Merger and since its formation has conducted no business or other activities and has incurred no Liabilities except as contemplated by this Agreement.
          (c) Merger Co is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Merger Co of this Agreement, the performance by Merger Co of its obligations hereunder and the consummation by Merger Co of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Merger Co. This Agreement has been duly executed and delivered by Merger Co, and (assuming due authorization, execution and delivery by Parent, Holdco 1, Holdco 2, Master LLC and Medifax) this Agreement constitutes a legal, valid and binding obligation of Merger Co, enforceable against Merger Co in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy. The board of directors of Merger Co has approved this Agreement, the Corporate Merger and the other transactions contemplated by this Agreement, has determined that the Corporate Merger is fair to and in the best interests of Merger Co and has recommended that the sole stockholder of Merger Co adopt this Agreement. Merger Co has been created solely to facilitate the Corporate Merger and since its formation has conducted no business or other activities and has incurred no Liabilities except as contemplated by this Agreement.
          (d) Equity Investor is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all necessary power and authority to enter into the Investor Guaranty and to carry out the obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Investor Guaranty by the Equity Investor, the performance of the Equity Investor of its obligations thereunder and the consummation by the Equity Investor of the transactions contemplated thereby have been duly authorized by all requisite action on the part of the Equity Investor. The

Investor Guaranty has been duly executed and delivered by the Equity Investor and constitutes a legal, valid and binding obligation of the Equity Investor, enforceable against the Equity Investor in accordance with its terms, except as such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or general principles of public policy.
          Section 4.02 Capitalization; Ownership of Shares. (a) The authorized limited liability company interests of Merger LLC consist of 100 units. All the outstanding limited liability company interests of Merger LLC are held by the Purchaser free and clear of all Encumbrances. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the limited liability company interests of Merger LLC or obligating the Purchaser to issue or sell any interests in Merger LLC.
          (b) The authorized capital stock of Merger Co consists of 1,000 shares of common stock, par value $.01 per share. As of the date of this Agreement, 100 shares of the common stock of Merger Co are issued and outstanding, all of which are validly issued, fully paid and nonassessable. As of the date of this Agreement, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the shares of capital stock of Merger Co or obligating Merger LLC to issue or sell any shares of Merger Co common stock, or any other interest in, Merger Co. All the issued and outstanding capital stock of Merger Co is owned of record by Merger LLC free and clear of all Encumbrances.
          Section 4.03 No Conflict.
          (a) Assuming that all consents, approvals, authorizations and other actions described in Section 4.04 have been obtained, all filings and notifications listed in Section 4.04 have been made and any applicable waiting period has expired or been terminated, the execution, delivery and performance by the Purchaser, Merger LLC and Merger Co of this Agreement and, as applicable, the LLC Agreement do not and will not (i) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser, Merger LLC or Merger Co, (ii) conflict with or violate any Law or Governmental Order applicable to the Purchaser, Merger LLC or Merger Co or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent or notice under, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser, Merger LLC or Merger Co is a party, except, in the case of clauses (ii) and (iii), as would not materially and adversely affect the ability of the Purchaser, Merger LLC or Merger Co to carry out its respective obligations under, and to consummate the transactions contemplated by, this Agreement and, as applicable, the LLC Agreement.
          (b) Assuming that all consents, approvals, authorizations and other actions described in Section 4.04 have been obtained, all filings and notifications listed in Section 4.04 have been made and any applicable waiting period has expired or been terminated, the execution, delivery and performance by the Equity Investor of the Investor Guaranty does not and will not (i) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of the Equity Investor, (ii) conflict with or violate any Law or

Governmental Order applicable to the Equity Investor or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent or notice under, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Equity Investor is a party, except, in the case of clauses (ii) and (iii), as would not materially and adversely affect the ability of the Equity Investor to carry out its obligations under, and to consummate the transactions contemplated by, the Investor Guaranty.
          Section 4.04 Governmental Consents and Approvals. Assuming the accuracy of the representations and warranties in Section 3.06, the execution, delivery and performance by the Purchaser, Merger LLC and Merger Co of this Agreement and, as applicable, the LLC Agreement and the execution, delivery and performance by the Investor of the Investor Guaranty do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) the premerger notification and waiting period requirements of the HSR Act or (b) where failure to obtain such consent, approval, authorization, order or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser, Merger LLC or Merger Co of the transactions contemplated, as applicable, by this Agreement, the LLC Agreement and the Investor Guaranty.
          Section 4.05 Investment Purpose. The Purchaser is acquiring its interests in the Surviving LLC solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. The Purchaser agrees that such interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Purchaser is able to bear the economic risk of holding such interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
          Section 4.06 Financing. (a) The Purchaser has received and accepted and agreed to a commitment letter dated September 26, 2006 (the “Debt Commitment Letter”) from Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. Bear, Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc (collectively, the “Lenders”) relating to the commitment of the Lenders to provide debt financing in an aggregate amount of $925,000,000 to consummate the transactions contemplated by this Agreement on the terms contemplated by this Agreement (such debt financing, the “Debt Financing”).
          (b) The Purchaser has received and accepted and agreed to a commitment letter dated September 26, 2006 (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from General Atlantic Partners 82, L.P., a Delaware limited partnership (the “Equity Investor”), relating to the commitment of the Equity Investor to provide cash equity in an aggregate amount of $318,850,000 to consummate the transactions contemplated by this Agreement on the terms contemplated by this Agreement (such cash equity, the “Cash Equity” and, together with the Debt Financing, the “Financing”). The

Equity Investor has executed and delivered to Parent, and Parent has received, accepted and agreed to, the Guaranty, dated as of the date hereof (the “Investor Guaranty”).
          (c) Complete and correct copies of the executed Commitment Letters have been provided to Parent.
          (d) Subject to its terms and conditions, the Financing, when funded in accordance with the Commitment Letters, shall provide the Purchaser with acquisition financing at the LLC Merger Effective Time sufficient to consummate the transactions contemplated by this Agreement on the terms contemplated by this Agreement and to pay related fees and expenses.
          (e) The Commitment Letters are valid, binding and in full force and effect and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or an incurable failure to satisfy a condition precedent on the part of the Purchaser under the terms and conditions of the Commitment Letters. The Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Commitment Letters.
          (f) Immediately prior to the LLC Merger Effective Time, Merger LLC will, assuming the conditions set forth in the Commitment Letters and this Agreement have been satisfied, have sufficient cash to pay the LLC Merger Cash Consideration. Immediately prior the Corporate Merger Effective Time, Merger Co will have sufficient cash to repay all amounts outstanding on the Medifax Note at such time.
          Section 4.07 Litigation. There is no Action by or against the Purchaser pending or, to the knowledge of the Purchaser, threatened, which would affect the legality, validity or enforceability of this Agreement, the LLC Agreement or the consummation of the transactions contemplated hereby or thereby.
          Section 4.08 Brokers. Except for fees and expenses payable in connection with the Debt Financing, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.
ARTICLE V
ADDITIONAL AGREEMENTS
          Section 5.01 Conduct of Business Prior to the Closing. (a) Parent covenants and agrees that, except as described in Exhibit 5.01 or as otherwise expressly contemplated by this Agreement, including pursuant to the Reorganization, between the date of this Agreement and the Closing, Parent shall cause each Company (x) to conduct its business in the ordinary course in all material respects, (y) to use commercially reasonable efforts to preserve intact in all material respects the business organization of the Companies and (z) to comply in all material respects with all Laws applicable to the Companies. Without limiting the foregoing, except as described in Exhibit 5.01 or as contemplated under this Agreement, including pursuant to the

Reorganization, Parent covenants and agrees that, between the date of this Agreement and the Closing, without the prior written consent of the Purchaser (which consent will not be unreasonably withheld or delayed, provided the Purchaser may withhold or delay consent for any purpose under this Agreement, including Section 5.17, if a Lender has denied or delayed the granting of such consent request made by the Purchaser), each Company will not:
          (i) (A) issue, sell or redeem any capital stock or other ownership interests (other than as contemplated in connection with consummation of the ViPS Distribution), notes, bonds or other securities of such Company (or any option, warrant or other right to acquire the same) (B) declare, make or pay any dividends or distributions to the holders of capital stock or other equity securities of any Company (other than dividends, distributions and redemptions declared, made or paid solely in cash by any Company solely to Parent or another Company) or (C) split, combine or reclassify any capital stock of any Company;
          (ii) amend or restate the certificate of incorporation or bylaws (or similar organizational documents) of such Company, as the case may be;
          (iii) grant or announce any increase in, or acceleration of payment or vesting of, the salaries, bonuses or other compensation or benefits payable by such Company, as the case may be, to any of the employees of such Company, as the case may be, other than (A) as required by Law, (B) pursuant to the terms of the Plans, programs or agreements existing on the date of this Agreement or (C) solely with respect to employees who are not employees of any Company with current annual salaries in excess of $125,000, in the ordinary course of business consistent with the past practices of such Company (which shall include increases due to promotions and normal periodic performance reviews and related compensation and benefit increases), as the case may be;
          (iv) amend, adopt or enter into any employment or severance agreement with or applicable to any of the current or former employees, officers, consultants or directors of such Company, other than (A) an offer letter for at-will employment with no severance obligation, (B) as required by Law, (C) pursuant to any Plans, programs or agreements existing on the date of this Agreement, or (D) solely with respect to consultants and employees who are not employees of any Company with current annual salaries in excess of $125,000 or are not former employees of any Company with annual salaries as of their termination date in excess of $125,000, in the ordinary course of business consistent with the past practices of the business of the Companies;
          (v) with respect to any employees of a Company, provide any additional benefits under a Plan or program existing on the date of this Agreement, or any such plans or programs which may be hereafter adopted, to the extent any such benefit is conditioned directly or indirectly on the consummation of one or more of the transactions contemplated by this Agreement (for the avoidance of doubt, this subsection (v) shall supersede any contrary provision in subsections (iii) or (iv));

          (vi) except in the ordinary course of business, (A) incur any Indebtedness for borrowed money (other than Indebtedness to Parent or to another Company, trade credit and accounts payable, and Indebtedness that will be repaid at or prior to the Closing) (B) extend the ordinary course accounts payable cycle (including with respect to the Accounts Payable and Accrued Medical Expenses that are specific to the Companies and recorded on Parent’s balance sheet) or accounts receivable cycle, (C) issue any debt securities, or (D) assume or guarantee or otherwise become responsible for any indebtedness of any Person (other than Indebtedness of another Company);
          (vii) make any acquisition (by merger, consolidation, or acquisition of stock or assets) of any corporation, partnership or other business organization or Person or division thereof for consideration in excess of $2,000,000 in the aggregate;
          (viii) except in the ordinary course of business, create any Encumbrances on any of their assets, tangible or intangible, other than (A) Permitted Encumbrances, (B) Encumbrances on assets having an aggregate value not in excess of $2,000,000, and (C) Encumbrances that will be released at or prior to the Closing;
          (ix) sell, assign or transfer any of their tangible assets except in the ordinary course of business and except for any such assets having an aggregate value of less than $2,000,000 and except for transfers to another Company;
          (x) make any material change in any method of accounting or accounting practice or policy used by such Company, as the case may be, other than such changes required by GAAP or by Law;
          (xi) enter into or terminate any Lease;
          (xii) purchase, sell or enter into any contract to purchase or sell any real property;
          (xiii) incur or commit to any capital expenditures other than capital expenditures incurred or committed to in the ordinary course of business which do not exceed $6,000,000 in the aggregate and is in accordance with the Companies’ capital expenditure plan;
          (xiv) except in the ordinary course of business, allow the lapse of any Company’s rights of ownership or use of any material Intellectual Property;
          (xv) make or change any material Tax election (other than to effect the Reorganization), settle or compromise any material Tax Contest, change in any material respect any accounting method in respect of Taxes, enter into any closing agreement, settle any material claim or material assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except, to the extent that any of the foregoing actions have, individually or in the aggregate adversely affected the Tax liability of Master LLC, the Companies, Parent or any of its Affiliates for taxable periods (or portions thereof) beginning after the Closing Date;

          (xvi) engage in any “reportable transaction,” including any “listed transaction,” within the meaning of Section 6011 of the Code or any other applicable federal Law including any Internal Revenue Service ruling, procedure, notice or other pronouncement;
          (xvii) agree or permit to terminate, cancel or lapse any Material Insurance Policy that names it as a beneficiary or a loss payee unless such policy is replaced with another policy with substantially similar coverage;
          (xviii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Companies (other than pursuant to this Agreement); or (B) acquire or agree to acquire by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
          (xix) subject the Companies following the Closing to an agreement that prohibits or materially restricts the Companies from engaging in the business in which the Companies are currently engaged;
          (xx) amend, modify, terminate or enter into any agreement or arrangement with any Related Person, including any Intercompany Agreement, or that would result in any Related Person having any interest in any contract, property, right or other asset of the Companies;
          (xxi) enter into, amend, modify, or terminate a Material Contract, other than in the ordinary course of business, or enter into any contract that would be a Material Contract under Section 3.17(a)(iv) had it been entered into as of the date hereof;
          (xxii) settle any Action, other than any settlement providing for the payment of monetary damages in an amount not to exceed $2,000,000 which does not otherwise impair the operation of the business of the Companies following the Closing; or
          (xxiii) agree to take any of the actions specified in Sections 5.01(a)(i)-(xxii), except as contemplated by this Agreement, the Transition Services Agreement and the LLC Agreement.
Subject to this Section 5.01, prior to the Closing, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control of and supervision over the Companies and their respective operations.
          (b) The Purchaser, Merger LLC and Merger Co covenant and agree that, between the date of this Agreement and the Closing, neither Merger LLC nor Merger Co shall conduct any business or activities or incur or guarantee the payment or performance of any Liabilities, except as contemplated by the terms of this Agreement and the Debt Financing. Parent hereby covenants and agrees that, between the date of this Agreement and the Closing, Master LLC shall not conduct any business or activities or incur or guarantee the payment or performance of any Liabilities, except as contemplated by the terms of this Agreement and the Debt Financing.
          Section 5.02 Access to Information. (a) From the date of this Agreement until the Closing, Parent shall cause the Companies and their respective officers, directors, employees, agents, representatives, accountants and counsel to (i) afford the Purchaser and its authorized representatives reasonable access, subject to the Confidentiality Agreement and applicable Laws relating to the sharing of information, to the offices and properties of each Company and on Parent’s premises the Books and Records of each Company and (ii) make available to the officers, employees, and authorized agents and representatives of the Purchaser, on Parent’s premises, such additional financial and operating data and other information regarding the Companies (or copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that: (A) any such access or availability shall be provided at the Purchaser’s expense, during normal business hours upon reasonable advance notice to Parent, under the supervision of Parent’s personnel and in such a manner as not to interfere with the normal operations of the Companies; (B) all requests by the Purchaser for access or availability pursuant to this Section 5.02 shall be submitted or directed exclusively to an individual to be designated by Parent; and (C) Parent and the Companies shall not be required to provide any Books and Records or reports based thereon that they do not maintain or prepare in the ordinary course of their business. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to disclose any information to the Purchaser if such disclosure would, in Parent’s sole discretion, (i) cause significant competitive harm to Parent or the Companies and their respective businesses if the transactions contemplated hereby are not consummated, (ii) jeopardize any attorney-client or other legal privilege or (iii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.
          (b) In order to facilitate the resolution of any claims made against or incurred by Parent relating to the Companies and their respective businesses, for a period of seven years after the Closing, Master LLC shall (i) retain the Books and Records relating to the Companies relating to periods prior to the Closing, and (ii) upon reasonable advance notice, afford the officers, employees, agents and representatives of Parent reasonable access (including the right to make, at Parent’s expense, photocopies), during normal business hours, to such Books and Records.
          (c) In order to facilitate the resolution of any claims made against or incurred by Master LLC or the Companies, for a period of seven years after the Closing, Parent shall (i) retain the Books and Records relating to the Companies relating to periods prior to the Closing which shall not otherwise have been delivered to Master LLC or the Companies, and (ii) upon reasonable advance notice, afford the officers, employees, agents and representatives of Master LLC reasonable access (including the right to make, at Master LLC’s expense, photocopies), during normal business hours, to such Books and Records.
          Section 5.03 Confidentiality. The parties acknowledge and agree that, except with respect to Section 3, Section 6 and Section 7 thereof, which the parties agree shall terminate as of the date hereof, the letter agreement dated as of August 1, 2006 by and between Parent and General Atlantic Service Company, LLC (the “Confidentiality Agreement”) remains in full force and effect and, in addition, covenant and agree to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to the Purchaser or its representatives pursuant to this Agreement. Each of the Purchaser, Merger LLC, Merger Co and, with respect to periods after the Closing, Master LLC agrees that it is bound by, and agrees to comply with, all provisions of the Confidentiality Agreement as though each of such parties were parties to the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 5.03 shall nonetheless continue in full force and effect in accordance with their terms.
          Section 5.04 Regulatory and Other Authorizations; Notices and Consents. (a) Each party to this Agreement shall use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for the performance of its obligations pursuant to this Agreement, the Transition Services Agreement and the LLC Agreement and will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each party hereto agrees to make promptly its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement but in no event more than 10 Business Days of the date of this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Notwithstanding the generality of the parties’ undertaking pursuant to this Section 5.04(a), none of the Purchaser or its Affiliates nor Parent nor any of its Affiliates shall have an obligation to dispose of any assets material to the Purchaser and its Affiliates, on the one hand, or Parent and its Affiliates, on the other hand, or hold separate any assets material to the Purchaser and its Affiliates, on the one hand, or Parent and its Affiliates, on the other hand, or otherwise agree to any restrictions on the business of the Companies, the Purchaser or any of its Affiliates in connection with obtaining any approval from a Governmental Authority.
          (b) Without limiting the generality of Section 5.04(a), each party to this Agreement shall permit the other parties to review in advance any proposed communication by such party to any Governmental Authority relating to the subject matter of this Agreement and shall promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to such matters. If any party or any Affiliate thereof receives a request for additional information or documentary material from any such Governmental Authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The Purchaser will advise Parent promptly in respect of any understandings, undertakings or agreements (oral or written) which the Purchaser proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other Governmental Authority in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, the Purchaser shall use its reasonable best efforts to resolve as promptly as practicable any such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Laws. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the

Confidentiality Agreement and applicable Laws relating to the sharing of information, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Subject to the Confidentiality Agreement and applicable Laws relating to the sharing of information, the parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.
          Section 5.05 Audited Financials and Quarterly Financials. Parent shall deliver to the Purchaser as soon as practicable after the preparation thereof, and in any event, not later than 30 days following the end of each quarterly period, the unaudited consolidated balance sheet of the Companies and the related unaudited consolidated statements of income and cash flows of the Companies, as of and for each quarterly period ending prior to the Closing, provided that the quarterly financial statements need not update to the “Deferred Tax Accounts” since the Reference Statement Date to the end of the quarterly period to which such financial statements relate.
          Section 5.06 Director and Officer Liability. Following the Closing, Master LLC shall cause (i) the certificate of incorporation and bylaws (or similar organizational documents) of each of the Companies to continue to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each of its current (as of the Closing Date) and former directors and officers, than are presently set forth in the certificate of incorporation and bylaws (or similar organizational documents) of such entity, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals and (ii) any agreement disclosed and made available to the Purchaser prior to the date hereof providing for the indemnification by any Company of any current or former officer or director of any Company in effect as of the date of this Agreement to survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by such Company, as the case may be, after the Closing.
          Section 5.07 Non-Competition; Non-Solicitation. (a) Subject to the provisions of Sections 5.07(b), (c) and (e), for a period of four years from and after the Closing Date (the “Restricted Period”), Parent shall not, and shall cause the Parent Subsidiaries (as defined below) not to, directly or indirectly engage in or own any interest in a business that engages in a Competitive Business (as defined below). As used in this Section 5.07, “Competitive Business” means: (i) the business of operating an electronic data interchange (“EDI”) clearinghouse for the electronic routing of healthcare claims, encounters, eligibility verification requests, electronic remittance advice, and other administrative healthcare transactions between healthcare providers and payers; and (ii) the business of printing, inserting and mailing paper-based explanations of patient benefits (“EOB”) forms, explanation of healthcare provider payments (“EOP”) forms and patient statements of healthcare providers; provided, however, that (A) none of the Parent Businesses (as defined below) shall be deemed to be a “Competitive Business” and (B) the Purchaser acknowledges that Parent and the Parent Subsidiaries will, during the Restricted Period, provide services to or receive services from entities that may be engaged in Competitive

Businesses, and in no event shall the providing or receiving of any such services in and of itself be deemed to be a violation of this Section 5.07. As used in this Section 5.07, “Parent Subsidiaries” means all Persons for so long as they are Subsidiaries of Parent at any time following the Closing until the termination of the Restricted Period.
          (b) Notwithstanding anything to the contrary contained in Section 5.07(a), Parent and the Parent Subsidiaries may, during the Restricted Period, (i) engage in or own any interest in any entity that engages in (A) any of the businesses or activities in which Parent or any of the Parent Subsidiaries (other than the Companies but including ViPS) are engaged as of the date of this Agreement or may be engaged in the future, but only to the extent such businesses or activities are a reasonable extension of any of the businesses or activities engaged in by Parent and the Parent Subsidiaries (other than the Companies but including ViPS) as of the date of this Agreement (collectively, the “Parent Businesses”) or (B) any business or activities which are incidental to the Parent Businesses; (ii) own an interest of less than two percent of the voting securities of any publicly traded company; and (iii) acquire and, after such acquisition, own an interest in another Person (or its successor) engaging in a Competitive Business or owning an entity engaging in a Competitive Business if (A) such Competitive Business generated less than fifteen percent (15%) of such Person’s aggregate revenues in the last completed fiscal year of such Person or (B) Parent causes the acquired Person (or its successor) to divest itself of the Competitive Business as soon as is reasonably practicable, but in any event not later than six months, after such acquisition is consummated. In furtherance and not in limitation of the foregoing, the Purchaser acknowledges and agrees that Parent and the Parent Subsidiaries shall not be restricted by this Section 5.07 in providing any products or services (x) for use by consumers of healthcare, including but not limited to, products and services relating to electronic health recordkeeping and/or relating to health benefits decision support, enrollment, management or usage or other matters relating to consumer financial responsibility for healthcare costs; (y) relating to physician-patient communication; and/or (z) relating to the evaluation of healthcare quality or reporting on such evaluations.
          (c) This Section 5.07 shall terminate and continue to apply to Parent and all of its Subsidiaries following a Parent Change of Control. As used in this Agreement, “Parent Change of Control” means the occurrence of any of the following events: (i) any Person or “group” (as defined for purposes of Section 13 of the Exchange Act) of Persons becomes the “beneficial owner” of more than 50% of the equity securities of Parent, whether or not any such beneficial owner engages in a Competitive Business; or (ii) Parent consolidates with or merges with or into any Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges into or with Parent.
          (d) From the date hereof and through and until the end of the Restricted Period, Parent shall not, and shall cause each of the Parent Subsidiaries not to (i) employ any person who is an employee of the Companies as of the Closing Date or (ii) directly or indirectly, solicit or recruit any employee as of the Closing Date of the Companies to leave his or her employment in order to accept employment with Parent or any of the Parent Subsidiaries; provided, that nothing contained in this Section 5.07(d) shall prohibit (x) Parent or the Parent Subsidiaries from hiring any Person described in this Section 5.07(d) in the event that such Person shall have responded to a general solicitation for employment not otherwise aimed at the employees of the Companies or (y) hiring any former employee of any of the Companies whose employment was terminated by such Company at least six months prior to the date upon which such employee is hired.
          (e) Notwithstanding anything to the contrary contained in this Section 5.07, WebMD Health Corp. and its Subsidiaries shall not be subject to the provisions of this Section 5.07 and direct or indirect whole or partial ownership of such entities by Parent and its other Subsidiaries shall not be a violation of or restricted in any way by this Section 5.07.
          Section 5.08 Shared Contracts. (a) Parent and Master LLC shall use commercially reasonable efforts (i) to cause the Shared Contracts set forth on Exhibit 5.08 and such other Shared Contracts as Parent and the Purchaser shall mutually agree in writing prior to the Closing to be replaced, at or prior to Closing, with separate Contracts that are reasonably acceptable to Parent, the Purchaser and Master LLC, and (ii) to cooperate and provide each other with reasonable assistance in effecting such separation of such Shared Contracts prior to the Closing and for a period of 18 months following the Closing.
          (b) If the parties are not able to effect the separation of a Shared Contract prior to the Closing, then, until any such Shared Contract is separated or such Shared Contract expires in accordance with its terms, to the extent permissible under Law and under the terms of such Shared Contract, each of the parties hereto agrees to: (i) use commercially reasonable efforts to perform the obligations under such Shared Contract applicable to it and its Affiliates; (ii) promptly reimburse the other parties hereto for any expenses incurred by such parties or their respective Affiliates); (iii) hold in trust for the benefit of the other parties, and to promptly forward to the other parties, any monies or other benefits received pursuant to such Shared Contract allocable to the other parties (or their respective Affiliates); and (iv) endeavor to institute alternative arrangements intended to put the parties in substantially the same economic position as if such Shared Contract were separated; provided, however, that if the parties are not able to effect the separation of any Shared Contract within 18 months after the Closing, then Parent and its Affiliates shall have no further obligation to Master LLC or its Affiliates with respect thereto and may freely terminate such Shared Contract. Master LLC shall be solely responsible for replacing for itself any Shared Contracts not separated or transitioned hereunder.
          Section 5.09 Insurance. Parent agrees, after the Closing Date to make claims on behalf of the Companies if requested in writing by the Purchaser with respect to third-party claims relating to occurrences prior to the Closing Date pursuant to the general liability, automobile, property and worker’s compensation insurance policies set forth in Exhibit 5.09 (the “Occurrence Policies”); provided, that, in the good faith judgment of Parent, there is not reasonably likely to be any cost or Liability to Parent (taking into account, among other things, adjustments to premiums, deductibles, co-payments, self-insurance arrangements, exhaustion of limits, other reimbursement agreement obligations and administrative and out-of-pocket costs and expenses) in connection with such arrangement. Master LLC agrees to reimburse Parent for any such costs and expenses as and when incurred by Parent with respect to third-party claims made on behalf of the Companies under such Occurrence Policies for all claims related to occurrences prior to the Closing Date, whether such claim is made prior to or after the Closing Date, including, but not limited to, all worker’s compensation claims made prior to the Closing Date. Master LLC will pay all Parent’s actual costs within 30 days of receipt of Parent’s written request for payment, which request shall contain reasonable supporting detail. Master LLC will use commercially reasonable efforts to cooperate with Parent and the insurance companies regarding any claims made pursuant to this Section 5.09. Parent will be permitted to cancel or amend any of the Occurrence Policies after the Closing, provided that Parent provides reasonable notice to the Purchaser in the event that such cancellation or amendment affects the coverage for the Companies. Parent shall have the right in its sole discretion to present or prosecute any claim under the Occurrence Policies, and to direct the defense of any such claim. Nothing contained in this Section 5.09 shall require Parent to commence any Action against any insurer of the Occurrence Policies. Notwithstanding anything to the contrary contained in this Agreement, Master LLC shall have sole responsibility for obtaining insurance coverage for the Companies and their respective operations effective on and as of the Closing Date and agrees that it will not seek recovery for claims arising after the Closing under Parent’s insurance policies, including the Occurrence Policies.
          Section 5.10 ViPS Distribution and Reorganization. (a) Prior to the Closing, Parent shall cause the ViPS Distribution to be consummated. The Purchaser and Master LLC expressly acknowledge that subsidiaries included in the ViPS Business Unit are not being transferred to or retained by Master LLC hereunder and immediately prior to the Closing, no capital stock of or other interests in those subsidiaries shall be owned by any of the Companies.
          (b) On or before the Closing Date, Parent shall, and shall cause Envoy to, enter into an assignment and assumption agreement substantially in the form attached hereto as Exhibit 5.10(b) whereby Parent shall assume the obligations of Envoy under the Agreement and Plan of Merger, dated as of July 9, 2004, by and among WebMD Corporation, a Delaware corporation, Envoy, Valor Inc., a Maryland corporation, and ViPS.
          (c) Prior to the Closing, Parent shall cause the Reorganization to be consummated as set forth on Exhibit 1.01(d) and otherwise with definitive documentation reasonably satisfactory to the Purchaser.
          Section 5.11 Release of Company Contracts, Guarantees; Security Deposits. (a) Prior to the Closing Date, Parent and Master LLC shall cooperate and shall use commercially reasonable efforts to, effective as of the Closing Date and on terms and conditions reasonably satisfactory to the Purchaser: (i) terminate or cause to be terminated (in the case of clause (B) below), or cause Master LLC or one of its Subsidiaries to be substituted in all respects for Parent and any of its Affiliates or former Affiliates (other than any Company) (collectively, the “Released Parties”) in respect of all obligations of the Released Parties under, (A) any Contract (other than a Shared Contract) that solely benefits a Company and to which Parent is a party, if such Contracts are listed in Exhibit 5.11(a)(i)(A) (the “Company Contracts”), and (B) any guarantee of or relating to obligations or liabilities of any Company (including obligations or liabilities under any Contract, letter of credit or lease), if such guarantees are listed in Exhibit 5.11(a)(i)(B) (“Guarantees”); (ii) cause Master LLC or one of its Subsidiaries to have surety bonds (and any necessary collateral, indemnity or other agreements associated therewith) issued on behalf of Master LLC or one of its Subsidiaries in replacement of all surety bonds (and all collateral, indemnity and other agreements associated therewith) issued on behalf of the Released Parties for the benefit of any Company, if such surety bonds are listed on Exhibit 5.11(a)(ii) (the “Surety Bonds”); and (iii) cause Master LLC to replace all certificates of deposit, cash deposits and other collateral assets supporting letters of credit of a Released Party held by a Person all of which are listed on Exhibit 5.11(a)(iii) (“Deposits”) pursuant to the terms of such lease arrangement, agreement or letter of credit; provided, however, that Parent shall have the ability, from time to time, to supplement Exhibit 5.11(a)(i)(A).
          (b) In the event that the actions described in the preceding sentence shall not be taken by the Closing Date: (i) Parent and Master LLC shall cooperate and use commercially reasonable efforts to (A) replace Deposits and the letters of credit listed on Exhibit 5.11(a)(ii) within one year from the Closing Date,(B) on terms reasonably satisfactory to the Purchaser cause Master LLC to replace any remaining Security Deposits, (C) cause Master LLC and the Companies to assume and perform the liabilities and obligations under the Company Contracts effective as of the Closing Date and (C) terminate, or cause Master LLC or one of its Subsidiaries to be substituted in all respects for the Released Parties in respect of, all obligations of the Released Parties under any such Guarantees and to replace Surety Bonds issued on behalf of Released Parties with Surety Bonds (not to exceed the existing amount of such Surety Bonds on the same terms) issued on behalf of Master LLC or one of its Subsidiaries; and (ii) Master LLC shall (A) use commercially reasonable efforts to obtain a letter of credit on behalf of Master LLC or one of its Subsidiaries, (B) indemnify and hold harmless the Released Parties for any losses arising from such Company Contracts (including in the event of the failure of Master LLC to assume or substitute such Company Contracts), Guarantees and Surety Bonds and (D) not permit any Company or their respective Affiliates to (x) renew or extend the term of, (y) increase its obligations under, or (z) transfer to another third party, any loan, lease, Contract or other obligation for which any Released Party is or would reasonably be expected to be liable under any such Guarantee or Surety Bond. To the extent that any Released Party has performance obligations under any such Guarantee or Surety Bond, Master LLC shall use commercially reasonable efforts to (1) perform such obligations on behalf of such Released Party or (2) otherwise take such action as reasonably requested by Parent so as to put such Released Party in the same position as if Master LLC, and not such Released Party, had performed or were performing such obligations.
          Section 5.12 Name Change of Parent. Pursuant to DGCL Section 253(b), Parent shall, within six months following the Closing Date, change its corporate name from “Emdeon Corporation” to a name that does not contain “Emdeon”.
          Section 5.13 Public Announcements. The parties hereto have agreed to the forms of press release, employee communication materials and customer communication materials (the “Initial Communications”) to be issued promptly after the execution and delivery of this Agreement. Thereafter, Parent and the Purchaser shall consult with each other before issuing, and shall provide each other with the opportunity to review and comment upon, all public announcements regarding any aspect of this Agreement; provided, that each of Parent and the Purchaser may make any such announcement that (i) contains only information consistent with the Initial Communications or (ii) it in good faith believes is necessary or advisable in connection with any requirement of Law (it being understood and agreed that each party shall promptly provide the other parties hereto with copies of any such announcement or other communication). The Purchaser hereby consents to Parent filing a Current Report on Form 8-K regarding this Agreement, which Current Report will include a copy of this Agreement as an exhibit.

          Section 5.14 Retained Intellectual Property. (a) The Purchaser and Master LLC explicitly acknowledge that, regardless of whether use of the Retained Names and Marks by the Companies was permitted prior to the Closing, no interest in or right to use the Retained Names and Marks is being retained by Master LLC or by the Companies pursuant to the transactions contemplated hereby and any such rights of the Companies shall terminate as of the Closing Date.
          (b) The Purchaser and Master LLC hereby acknowledge and agree that, except as specifically provided in the Intercompany Agreements, (i) all express and implied licenses of Intellectual Property from Parent or any of its Affiliates (other than Master LLC or the Companies) to Master LLC or the Companies shall be terminated as of the Closing and (ii) Master LLC is not retaining and, after the Closing, the Companies will not have any rights with respect to any Intellectual Property of Parent or its Affiliates (the “Parent Intellectual Property”) and that all right, title and interest in and to the Parent Intellectual Property is owned exclusively by Parent and/or its Affiliates (other than Master LLC or the Companies). The Purchaser and Master LLC agree that any information they or the Companies or their respective employees and Affiliates may have regarding the Parent Intellectual Property shall be maintained in confidence.
          (c) As of the Closing, Parent hereby agrees to transfer, and will cause its Affiliates to transfer, ownership and title to the trade name “Emdeon” and all trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof, and all goodwill related thereto (“Emdeon Name and Mark”) to Master LLC and shall enter into, and will cause its Affiliates to enter into, such agreements, documents and assignments as are necessary to effect such transfer (the “Trademark Assignment Agreement”). A form of trademark assignment is attached as Exhibit 5.14(c). In the event Parent or its Affiliates fail to timely execute any assignment contemplated by this Section 5.14(c), Parent irrevocably constitutes and appoints, and will cause its Affiliates to irrevocably constitute and appoint, the Purchaser and any officer, employee or agent thereof, with full power of substitution, as their true and lawful attorney-in-fact with full irrevocable power and authority to take all appropriate action and to execute any and all such assignments and other documents necessary to effectuate the foregoing.
          (d) Parent will use, and will cause its Affiliates to use, all reasonable efforts to remove or obliterate, as soon as practicable following the Closing Date, the Emdeon Name and Mark from Parent’s and its Affiliates’ signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents and other items and materials; and in any event, Parent shall and shall cause its Affiliates to so remove or obliterate the Emdeon Name and Mark within six (6) months following the Closing. Parent shall and shall cause its Affiliates not to put into use after the Closing Date any such items and materials not in existence on the Closing Date that bear the Emdeon Name and Mark or any name, mark or logo similar thereto. Notwithstanding the foregoing, Parent may, for a period of six (6) months following the Closing Date, use such materials bearing the Emdeon Name and Mark, to the extent in existence on the Closing Date.

          Section 5.15 Financing.
          (a) The Purchaser, Merger LLC and Merger Sub shall use commercially reasonable efforts to arrange the Financing on the terms and conditions described in the Commitment Letters, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein and (ii) satisfy on a timely basis all conditions applicable to the Purchaser, Merger LLC or Merger Co in such definitive agreements that are within the control of the Purchaser, Merger LLC or Merger Sub. The Purchaser, Merger LLC and Merger Sub shall use commercially reasonable efforts to comply with their obligations, and enforce their rights, under the Commitment Letters. In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, the Purchaser, Merger LLC and Merger Sub shall use commercially reasonable efforts to obtain any such portion from alternative sources on substantially the same terms and conditions (the “Alternative Financing”). The Purchaser shall give Parent prompt notice of any material breach by any party to the Commitment Letters or any termination of the Commitment Letters. The Purchaser shall keep Parent informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing, will endeavor to include Parent in all material meetings with the parties to the Debt Commitment Letter if practicable and commercially reasonable and shall not permit, without the prior written consent of Parent, any amendment or modification to be made to, or any waiver under, the Commitment Letters.
          (b) Parent shall provide, and shall cause the Companies and their respective representatives to provide, all reasonable cooperation in connection with the arrangement of the Financing as may be reasonably requested by the Purchaser (provided that such requested cooperation does not (i) unreasonably interfere with the ongoing operations of Parent and any of the Companies, (ii) cause any representation or warranty in this Agreement to be breached (without regard to any “materiality” or “Material Adverse Effect” qualification therein), (iii) cause any condition to Closing set forth in Article VIII to fail to be satisfied or otherwise cause any breach of this Agreement or any Material Contract or (iv) involve any binding commitment by Parent or any of the Companies, which commitment is not conditioned on the Closing and does not terminate without liability to Parent or any of the Companies upon the termination of this Agreement), including (A) participation in meetings, drafting sessions and due diligence sessions, (B) upon request, furnishing the Purchaser and its financing sources who are subject to customary confidentiality agreements with financial statements and other pertinent information regarding the Companies as may be reasonably requested by the Purchaser, (C) assisting the Purchaser and its financing sources in the preparation of (x) an offering document for the Financing and (y) materials for rating agency presentations and making management available for meetings with such rating agencies and financing sources, (D) executing and delivering, and causing such Companies to execute and deliver, customary certificates, opinions or other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Financing as may be reasonably required by the Purchaser in connection with Financing, (E) granting the Purchaser, its accountants, its lenders and their respective representatives who are subject to customary confidentiality agreements reasonable access to the books and records of the Companies and to any employees or other representatives of the Companies knowledgeable about such books and records, in each case, to the extent reasonably requested by the Purchaser, (F) furnishing necessary financial information for interim periods subsequent to the date of the Six-Month Unaudited Financial Statements and prior to the Closing in connection with such financings, (G) providing reasonable and customary management and legal representations to the Companies’ accountants, and (H) otherwise reasonably cooperating with the marketing efforts of the Purchaser and its financing sources for any of the Financing. Notwithstanding the foregoing, no obligation of Parent or any of the Companies under any such certificate, document, opinion or instrument required to be delivered pursuant to this Section 5.15(b) shall be effective until the LLC Merger Effective Time and none of Parent or any of the Companies shall be required to pay any commitment or other fee in connection with the Financing prior to the LLC Merger Effective Time, unless the Purchaser agrees promptly to reimburse such fees if the Closing does not occur.
          Section 5.16 Stockholder Approval. Not later than one day after the date of this Agreement, (a) Merger LLC, as sole stockholder of Merger Co, shall adopt this Agreement in accordance with the requirements of the DGCL and (b) Parent shall cause Envoy, as sole stockholder of Medifax, to adopt this Agreement in accordance with the requirements of the DGCL.
          Section 5.17 Further Action.
          (a) The parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers and obtain any waivers, consents or approvals from third parties, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement as soon as practicable after the date of this Agreement and in any event prior to the Termination Date; provided, that, except as provided otherwise in this Agreement, no party hereto shall be required to offer or pay any consideration to obtain any consent, waiver or approval from any third-party.
          (b) The Purchaser shall take and cause to be taken all actions that it is permitted and able to take or cause to be taken, pursuant to the terms of the LLC Agreement, in its capacity as a member of Master LLC, to cause Master LLC to perform and comply with all of its obligations under this Agreement at all times following the Closing.
          Section 5.18 Notification of Developments. Parent shall give reasonably prompt notice to the Purchaser, and the Purchaser shall give reasonably prompt notice to Parent, of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which, as the case may be, would cause or be reasonably expected to cause any condition set forth in Article VIII not to be satisfied from the date hereof to the Closing; provided, however, that the delivery of any notice pursuant to this Section 5.18 shall not limit or otherwise affect the remedies available hereunder (including Article IX) to a party receiving such notice or the representations and warranties of the parties, or the conditions to the obligations of the parties hereto.
          Section 5.19 Brokers and Finders. As of the Closing, after payment by Parent of the fees and expenses referred to in Section 3.20, (i) there shall be no further obligation of the Companies or the Purchaser under any engagement agreement with The Blackstone Group L.P.,

Citigroup Global Markets Inc. or their Affiliates, (ii) The Blackstone Group L.P. and Citigroup Global Markets Inc. shall deliver a release, in form and substance satisfactory to the Purchaser, of any such obligations of the Companies and (iii) Parent shall assume any ongoing indemnification and other obligations under any such agreement, in each case, excluding any obligations to Citigroup Global Markets Inc. or its Affiliates in respect of the Debt Financing, which shall be borne by Master LLC.
          Section 5.20 Amounts Payable. On the Closing Date and promptly following the Closing, Master LLC shall pay to the Purchaser the amounts set forth on Exhibit 5.20.
          Section 5.21 No Solicitation. Parent agrees that it shall, and shall cause each of its Affiliates and their respective representatives to, immediately cease and cause to be terminated all existing discussions, negotiations and communications with any Persons with respect to any Acquisition Proposal. Parent shall not, and shall not authorize or permit any of the Companies or any of their respective representatives to, (i) initiate, solicit or encourage (including, by way of furnishing information), or facilitate the making of, any offer or proposal which constitutes a Acquisition Proposal, (ii) enter into or participate in negotiations or discussions with, or provide any information to, any Person (other than the Purchaser or any of its Affiliates) with respect to any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of, or approve, any Acquisition Proposal and (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise with respect to any Acquisition Proposal. Parent shall promptly notify the Purchaser if any Acquisition Proposal is received by Parent or any of the Companies or any director or executive officer of Parent or its Affiliates. “Acquisition Proposal” shall mean a proposal or offer with respect to a sale, merger, acquisition, consolidation or similar business combination transaction involving, or any sale of all or a substantial portion of the assets of (other than sales to customers in the ordinary course consistent with past practice), or any sale of any equity securities of, any Company, other than the transactions to be effected pursuant to this Agreement.
          Section 5.22 Transition Services. Not more than 10 Business Days after the date hereof, the Purchaser shall deliver to Parent a written notice setting forth the “End Date” for each of the “Parent Services” (as those terms are defined in the Transition Services Agreement). The End Date for each Parent Service shall not be later than the “Outside Date” (as such term is defined in the Transition Services Agreement) with respect to such Parent Service as set forth on the annexes to the Transition Services Agreement. If the Purchaser does not specify an End Date with respect to any Parent Service, the End Date for such Service shall be deemed to be the Outside Date applicable to such Parent Service as set forth on the annexes to the Transition Services Agreement.
ARTICLE VI
EMPLOYEE MATTERS
     Section 6.01 Employee Benefits. (a) Master LLC agrees to notify Parent in writing as promptly as practicable following the termination of employment of any employee who is a party to the letter agreements set forth in paragraph 1 of Section 3.09 of the Disclosure Schedule and such notice shall include in reasonable detail the reasons for such termination.

          (b) As of the Closing, Master LLC agrees to provide, or to cause the Companies to provide, the employees of the Companies, for a period of one year after the Closing (or, if earlier, until December 31, 2007), with employee benefits that are, in the aggregate substantially equivalent to those non-equity benefits (under any stock option, stock purchase or restricted stock plan, program or agreement or otherwise) provided to similarly situated employees of Master LLC and the Companies immediately prior to the Closing and, in the aggregate, at no substantial increase in cost to employees of the Companies; provided, however, that nothing herein shall prohibit Master LLC or any Company from terminating any employee, subject to the provisions of applicable Law and applicable Contracts.
          (c) With respect to any employee benefit plan of Master LLC or a Company in which the employees of the Companies participate pursuant to Section 6.01(b), Master LLC shall, or shall cause the Companies to: (i) waive all limitations as to pre-existing condition exclusions and waiting periods applicable to such employees to the same extent such exclusions and waiting periods would have been waived or would otherwise not be excluded or required under the plans in which such employees were participating immediately prior to the Closing; (ii) credit all deductibles and co-pays under any of Parent’s or any of its Affiliates’ health plans, during the applicable plan year that includes the Closing, towards deductibles and co-pays under the health plan of Master LLC or a Company, as the case may be; and (iii) recognize all service of such employees with Parent or any of its Affiliates for purposes of eligibility to participate, vesting and benefit accrual under any employee benefit plan, severance policy, vacation, sick, holiday or other paid leave policy of Master LLC or a Company in which such employees may be eligible to participate after the Closing, in each case, to the same extent taken into account under the corresponding plan or policy in which such employees participated immediately prior to the Closing; provided, however, that this provision shall not be construed in any way that would result in a duplication of benefits provided to any such employee.
          (d) As soon as practicable following the Closing Date, Parent shall cause the trustee of the trust established under the Emdeon 401(k) Savings and Employee Stock Ownership Plan (the “Emdeon Savings Plan”) to transfer to the trustee of the trust established under such defined contribution plan as shall be designated by Master LLC (the “New Plan”) all assets and liabilities, as of the date of such transfer, attributable to the accounts under the Emdeon Savings Plan of each person who, on the Closing Date, is an employee of any of the Companies. Such transfer shall be in cash or in kind as reasonably agreed to by Parent and Master LLC, provided that, (i) to the extent such accounts hold securities of Parent, such transfer shall be in kind and (ii) all participant loans shall be transferred in kind. Master LLC shall cause the trustee of the trust established under the New Plan to accept such transfer. Notwithstanding the foregoing, the amount transferred shall in no event be less than the amount required to satisfy the requirements of Section 414(l) of the Code. No loan from the Emdeon Savings Plan shall be treated or declared in default solely by reason of the transactions contemplated by this Agreement.
          (e) If the Closing Date occurs prior to January 1, 2007, Parent shall transfer to Master LLC and Master LLC shall accept the flexible spending account elections and account liabilities (maintained pursuant to Code Sections 105, 125 and 129) under a flexible spending account plan maintained by Parent (or its affiliates) of each person who, on the Closing Date, is an employee of any of the Companies and Parent shall transfer to Master LLC the aggregate net cash amount (determined immediately prior to transfer) for contributions paid but not yet reimbursed for such employees.
ARTICLE VII
TAX MATTERS
          Section 7.01 Tax Indemnities. (a) Parent shall be responsible for and shall indemnify and hold the Purchaser, Master LLC and their respective Affiliates harmless against all Losses arising out of or arising from any (i) Excluded Tax and (ii) any breach by Parent or any of its Affiliates of any covenant by Parent or its Affiliates set forth in this Article VII. Master LLC shall be responsible for and shall indemnify and hold Parent and its Affiliates harmless against all Losses arising out of Taxes (other than Excluded Taxes) of Master LLC or the Companies (or attributable to the operation of their businesses) that are imposed on Parent or its Affiliates, but should have been imposed on Master LLC or any of the Companies; for the avoidance of doubt, such indemnity shall not cover Taxes attributable to allocations of taxable income to the Parent Members or their Affiliates pursuant to the LLC Agreement or otherwise as a result of Parent Members’ capacity as members of Master LLC. Master LLC shall also be responsible for and shall indemnify Purchaser and its Affiliates harmless against all Losses arising out of Taxes of Master LLC or the Companies (or attributable to the operation of their businesses) that are imposed on Purchaser or its Affiliates, but should have been imposed on Master LLC or any of the Companies; for the avoidance of doubt, such indemnity shall not cover Taxes attributable to allocations of taxable income to the Purchaser or their Affiliates pursuant to the LLC Agreement or otherwise as a result of the Purchaser’s capacity as a member of Master LLC. Master LLC shall indemnify and hold the Purchaser, Parent and their respective Affiliates harmless against all Losses arising out of or arising from any breach by Master LLC or any Company of any covenant by Master LLC or any Company to such indemnified person or its Affiliates set forth in this Article VII. Purchaser shall indemnify and hold Parent and its Affiliates harmless against all Losses arising out of or arising from any breach by the Purchaser or its Affiliates of any covenant by the Purchaser or its Affiliates set forth in this Article VII. For purposes of this Section 7.01(a), Master LLC and the Companies shall not be considered Affiliates of the Purchaser.
          (b) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the taxable period ending on the date of the Closing shall be:
          (i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the date of the Closing; and
          (ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Companies, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the date of the Closing and the denominator of which is the number of days in the entire Straddle Period.
          (c) Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be allocated to the portion of the Straddle Period ending on the Closing Date and/or the portion of the Straddle Period beginning after the Closing Date based upon the method employed in Sections 7.01(b)(i) and (b)(ii) above taking into account the type of Tax to which the credit or refund relates. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.01(c) shall be computed by reference to the level of such items on the date of the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Companies or any of their respective Subsidiaries as the case may be.
          (d) Payment by the indemnifying party of any amount due under this Section 7.01 shall be made within 10 days following written notice by the indemnified party that payment of such amounts to the appropriate taxing authority is due; provided, that the indemnifying party shall not be required to make any payment earlier than two days before the Taxes to which such indemnification payment relates are due to the appropriate taxing authority. Notwithstanding anything to the contrary herein, if Parent receives an assessment or other notice of Taxes due with respect to the Companies for which Parent is not responsible, in whole or in part, pursuant to paragraph (a) of this Section 7.01, then Master LLC shall pay such Taxes, or if Parent pays such Taxes, then Master LLC or the Companies shall pay to Parent the amount of such Taxes for which Parent is not responsible within five days following such payment. In the case of a Tax that is contested in accordance with the provisions of Section 7.03, payment of the Tax to the appropriate taxing authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate taxing authority or court.
          (e) Transactions occurring or actions taken on the Closing Date but after the Closing outside the ordinary course of business of Master LLC or the Companies shall be treated as occurring on the next day and, as such, shall for purposes of this Agreement and the LLC Agreement be treated (and consistently reported by the parties) as occurring in the taxable period (or portion thereof) beginning the day after the Closing Date.
          Section 7.02 Tax Refunds. (a) Any Tax refund or credit (including any interest paid or credited with respect thereto) relating to taxable periods (or portions of taxable period) ending on or before the date of the Closing shall be for the benefit and the property of Parent. If such Tax refund or credit is received by Master LLC or the Companies, Master LLC or the appropriate Company, as the case may be, shall promptly pay over to Parent the amount of such refund or, in the case of a credit, the amount of such credit as such credit is actually used to reduce a cash payment for Taxes (in each case, as determined on a “with and without” basis and reduced by any income Taxes resulting from receiving such refund or credit or the right to receive such refund or credit payable by Master LLC or the Companies). Master LLC shall, if Parent so requests and at Parent’s expense, cause the Companies or other relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which

Parent is entitled under this Section 7.02. Master LLC shall permit Parent to participate in (at Parent’s expense) the prosecution of any such refund claim.
          (b) Any amount otherwise payable by Parent under Section 7.01 shall be reduced by any Tax Benefit actually received by Master LLC, its members or the Companies in a taxable period (or portion thereof) beginning after the Closing Date as a result of the Tax payment or any underlying adjustment resulting in the obligation of Master LLC, its members or the Companies to pay Taxes or other amounts for which Parent is responsible under Section 7.01 or the accrual or payment of such Taxes. If and to the extent the Tax payment or underlying adjustment gives rise to a deduction for income Tax purpose that can be allocated to the Parent Members in accordance with the LLC Agreement (including by means of a special allocation of such deduction), there shall be no reduction in the amount of the indemnification payment payable by Parent under Section 7.01 and there shall be no obligation to make a payment to the indemnifying party in respect of such Tax Benefit; provided, that if such allocation to the Parent Members is subsequently disallowed in whole or in part and such disallowance results in any Tax Benefits described in the first sentence hereof, the amount of such Tax Benefit shall promptly be paid to Parent. If an indemnification payment has been reduced on account of a Tax Benefit pursuant to this Section 7.02(b) (or if a payment has been made by the indemnified party to Parent in respect of a Tax Benefit pursuant to this Section 7.02(b)) and if such Tax Benefit is subsequently disallowed (in whole or in part) by a Governmental Authority, then Parent shall remit to the appropriate indemnified party the amount of the disallowed Tax Benefit, together with any additional amount to reimburse the indemnified party for any interest imposed by the applicable Governmental Authority.
          Section 7.03 Contests. (a) After the Closing, Parent, Purchaser and Master LLC shall promptly notify each other in writing of any proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding (a “Contest”) which could result in a claim for indemnification under Section 7.01; provided, that no such notice is required if the indemnifying party has actual notice of such contest. Such notice shall contain factual information (to the extent known to such party) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability. If any party fails to give the other parties prompt notice of an asserted Tax liability as required by this Section 7.03, then such parties shall not have any obligation to indemnify for any loss arising out of such asserted Tax liability, but only to the extent that such failure to give such notice results in a detriment to the indemnifying party.
          (b) In the case of a Contest that relates to taxable periods ending on or before the date of the Closing, Parent shall have the sole right, at its expense, to control the conduct of such Contest; provided, however, that Parent shall not settle or compromise any asserted liability with respect to any such Contest without the prior written consent of the Purchaser if such settlement or compromise would adversely affect the Tax liability of the Purchaser, its Affiliates, Master LLC or the Companies in a post-Closing Tax period, which consent shall not be unreasonably withheld or delayed.
          (c) With respect to Straddle Periods, Parent may elect to direct and control, through counsel of its own choosing, any Contest involving any asserted Tax liability with respect to which indemnity may be sought from Parent pursuant to Section 7.01. If Parent elects to direct such Contest, Parent shall within thirty (30) days of receipt of the notice regarding such Contest notify Master LLC of its intent to do so, and Master LLC shall cooperate and shall cause the Companies to cooperate, at Parent’s expense, in each phase of such Contest. If Parent elects to direct such Contest, then Master LLC may participate in such Contest, at Master LLC’s expense. If Parent elects not to direct the Contest, Master LLC may assume control of such Contest (at Master LLC’s expense). If Master LLC assumes control of such Contest, then Parent may participate, at its own expense, in the Contest. Neither Parent nor Master LLC may settle or compromise any asserted liability with respect to any Contest governed by this Section 7.03(c) without prior written consent of the other party, which shall not be unreasonably withheld or delayed.
          (d) Master LLC and Parent agree to cooperate, and agree to cause their Affiliates to reasonably cooperate, in the defense against or compromise of any claim in any Contest.
          Section 7.04 Preparation of Tax Returns. (a) Parent shall prepare and file (or cause the Companies to prepare and file) all income and franchise Tax Returns relating to the Companies for taxable periods ending on or before the date of the Closing and all other Tax Returns required to be filed prior to the Closing Date. All expenses (excluding internal overhead any Company) incurred subsequent to the Closing in connection with the preparation of the Tax Returns described in this Section 7.04(a) and not included in the determination of Closing Net Working Capital shall be borne by Parent. To the extent applicable, such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods except where a different treatment of an item is required by an intervening change in Law.
          (b) Master LLC shall prepare and file (or cause the Companies to prepare and file), in accordance with the LLC Agreement, all Tax Returns of the Companies that are not prepared by Parent pursuant to subparagraph (a) above (including for Straddle Periods); it being understood that Master LLC shall remit, or cause the appropriate Company to remit, to the appropriate Governmental Authority all Taxes required to be paid by Master LLC or any Company in respect of such Tax Returns subject to reimbursement or contribution by Parent in respect of the portion of such Taxes for which Parent is responsible pursuant to Section 7.01, which Parent shall pay in accordance with this Article VII. With respect to any such Tax Return that begins prior to the Closing Date or as to which Taxes are otherwise allocable to Parent under Section 7.01 hereof, Master LLC shall provide Parent and its authorized representative with a copy of such completed Tax Return and a statement (with which Master LLC will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to Parent pursuant to Section 7.01 at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and Parent and its authorized representative shall have the right to review and approve (not to be unreasonably withheld or delayed) such Tax Return and statement prior to the filing of such Tax Return. Parent and Master LLC agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by Parent or its authorized representative. If Purchaser and Parent cannot resolve such dispute, then Parent and the Purchaser shall submit the items in dispute for resolution to the Independent Accounting Firm (or, if such firm declines or is unable to act, or is not, at the time of such submission, independent of the Purchaser, Master LLC and Parent, then to another independent accounting firm of international reputation mutually acceptable to Parent and the Purchaser), which shall, as soon as practicable after such submission, determine and report to Parent and the Purchaser its resolution of such disputed items. The report of such firm shall be final and binding upon the parties hereto. The fees for such firm shall be paid in the same manner as the Independent Accounting Firm as described in Section 2.14(b).
          Section 7.05 Tax Cooperation and Exchange of Information. Parent and Master LLC shall provide each other with such cooperation and information as either of them reasonably may request of the other (and Master LLC shall cause the Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. Parent and Master LLC shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.05. Notwithstanding anything to the contrary in Section 5.02, each of Parent and Master LLC shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Companies for any taxable period that includes the date of the Closing and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six years following the due date (without extension) for such Tax Returns. After such time, before Parent or Master LLC shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after 90 days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense). Any information obtained under this Section 7.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.
          Section 7.06 Tax Covenants. Neither Master LLC nor any Affiliate of Master LLC shall amend, refile or otherwise modify, or cause or permit any Company to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any taxable period (or portion of any taxable period), ending on or before the date of the Closing without the prior written consent of Parent.
          Section 7.07 Miscellaneous. (a) For purposes of this Article VII, all references to Master LLC, Parent, Affiliates or the Companies include successors.
          (b) Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Article VII, the representations and warranties contained in Section 3.15 (to the extent such representations and warranties cover Tax matters) and Section 3.16 shall survive the Closing and shall remain in full force until sixty (60) days after the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

          (c) Except for this Agreement, any Tax sharing agreement or arrangement between Parent or any of its Affiliates (other than the Companies), on the one hand, and any of the Companies, on the other hand, shall be terminated, and all payments thereunder settled, immediately prior to the Closing with no payments permitted to be made thereunder on or after the Closing Date.
          (d) Payments by Parent under this Article VII shall be net of any insurance, indemnification or other recoveries actually paid to Master LLC, the Companies or any of their respective Subsidiaries or any Affiliates of Master LLC under any insurance policy (net of any increase in premiums required to be paid as a result of such recovery) or any other Contract in connection with the facts giving rise to the right of indemnification.
          (e) The Parent Members and the Purchaser agree to cause an election under Section 754 of the Code to be made by Master LLC for the taxable year that includes the LLC Merger Effective Time.
          (f) The parties shall treat for all income Tax purposes any indemnification payment made in accordance with this Article VII (i) that is paid to the Purchaser, as an adjustment to the LLC Cash Merger Consideration, and (ii) that is paid to or by Master LLC, as an adjustment to the net fair market value of Master LLC as of the date of the Closing.
          Section 7.08 Tax Treatment of Merger Transaction.
          (a) For federal and state income Tax purposes, the parties hereto agree to treat and report the LLC Merger as follows: (i) first, so much of the LLC Cash Merger Consideration derived from borrowings under the Debt Financing or the Alternative Financing shall be treated as having been distributed to the Parent Members in pro rata reduction of their equity interests in Master LLC (except to the extent required by Section 707(a) of the Code and the Regulations promulgated thereunder), and (ii) following such distribution, each of the Parent Members shall be deemed to have sold 52% of its membership interests in Master LLC directly to the Purchaser for the remainder of the cash proceeds disbursed to the Parent Members. In connection with the foregoing, not later than 90 days following the Closing, Parent shall provide the Purchaser with an allocation of the enterprise value of Master LLC among its assets (the “Allocation”) for the Purchaser’s review and approval, which approval shall not be unreasonably withheld. As a subpart of the Allocation, Parent is authorized to have Master LLC engage a valuation firm acceptable to the Purchaser to conduct a formal valuation study to identify and value the identifiable intangibles of the Companies for financial reporting and tax purposes. The Allocation shall be used by the parties hereto for all relevant income Tax purposes pertaining to the transactions contemplated by this Agreement, including the establishment of “initial gross asset values” for Master LLC’s assets and the Purchaser’s adjustments under Section 754 of the Code in respect of its membership interests. If Parent and the Purchaser cannot agree on the proper Allocation, then Parent and the Purchaser shall submit the items in dispute for resolution to an independent valuation or accounting firm of international reputation mutually acceptable to Parent and the Purchaser, which shall, as soon as practicable after such submission, determine and report to Parent and the Purchaser its resolution of such disputed items. The report of such firm shall be final and binding upon the parties hereto. The fees for such firm shall be paid in the same manner as the Independent Accounting Firm as described in Section 2.14(b). The

Allocation shall be binding upon the Purchaser, Master LLC and Parent and none of them (nor any of their Affiliates) shall file any Tax Return, or take a position with a Tax authority, that is inconsistent with the Allocation. Parent and Purchaser hereby agree to revise the Allocation to reflect any adjustment made to the LLC Cash Merger Consideration pursuant to Section 2.14.
          (b) For federal and state income Tax purposes, the parties hereto agree to treat and report the Corporate Merger as if the cash proceeds disbursed in the merger were borrowed by Medifax under the Financing or the Alternative Financing and paid to Parent or Holdco 1, as applicable, in satisfaction of the Medifax Note.
          Section 7.09 Options; Restricted Stock.
          (a) Options. In the event that subsequent to the Closing Date any current or former employee of a Company exercises options to purchase stock of Parent which options were received by such employee in connection with the performance of services for such Company or its Affiliates, as the case may be, and are outstanding on the Closing Date (the “Parent Options”), Parent and Master LLC agree and acknowledge that they shall report the exercise of the Parent Options in accordance with Section 7.09(c). Master LLC shall (or shall cause its Affiliate to) immediately inform Parent of any event that results in the forfeiture of any Parent Options by any person holding such options.
          (b) Restricted Stock. In the event that subsequent to the Closing Date any current or former employee of a Company becomes vested (in whole or in part) in any restricted stock of Parent which (i) was received by such employee in connection with the performance of services for such Company or its Affiliates, as the case may be, and (ii) with respect to which an effective election under Section 83(b) of the Code was not made (the “Parent Restricted Stock”), Parent and Master LLC agree and acknowledge that they shall report the vesting of the Parent Restricted Stock in accordance with Section 7.09(c). Master LLC shall (or shall cause its Affiliate to) immediately inform Parent of any event that results in the vesting or forfeiture of any of the Parent Restricted Stock.
          (c) Compensation Expense; Employment Taxes; Reimbursement. Upon the exercise of the Parent Options or the vesting of the Parent Restricted Stock, as applicable, except as set forth in subsection (e) below, Parent (and not Master LLC or any of its Affiliates) shall (i) claim the compensation expense deduction associated with such exercise or vesting measured by the fair market value of the Parent stock at the time of such exercise (less the exercise price) or vesting (the “Compensation Deduction”), (ii) pay all employment and withholding Taxes resulting from such exercise or vesting and (iii) file all Tax Returns related to the payment of such employment and withholding Taxes. Parent shall have the right to control, and shall be fully responsible and indemnify Master LLC, the Companies, Purchaser and its Affiliates for any expenses incurred in connection with, any Contest challenging the Compensation Deduction.
          (d) If, upon the subsequent disposition of an audit or other examination by a Governmental Authority (whether by settlement or otherwise), it is determined that a Compensation Deduction claimed by Parent should properly have been reported by Master LLC or one of its Affiliates and not by Parent, then:

          (i) Parent shall notify Master LLC (if Master LLC has not already received such notice) and shall provide Master LLC with adequate information so that it can reflect the Compensation Deduction on the appropriate Tax Returns; and
          (ii) Master LLC (to the extent the Compensation Deduction was reportable by it or one of its subsidiaries that is not treated as a corporation for federal income Tax purposes) shall specially allocate the deduction to the Parent Members pro rata in proportion to their respective number of Units (and the Parent Members shall also be credited in a similar fashion with a cash capital contribution to fund the compensation to which the Compensation Deduction relates); provided, that if the Compensation Deduction is properly claimed by a subsidiary of Master LLC that is treated as a corporation for federal income tax purposes, such subsidiary shall pay, subject to Section 7.09(f), Parent the amount of any Tax Benefits actually realized by such subsidiary that relates to any adjustments resulting from such Compensation Deduction within 30 days of the date such Tax Benefits are actually realized.
          (e) If, the Compensation Deduction relates to services performed for Medifax or another direct or indirect subsidiary of Master LLC that is treated as a corporation for federal income Tax purposes and such Compensation Deduction is required to be claimed by such subsidiary in its taxable year that begins after the Closing Date, such subsidiary shall (i) claim the Compensation Deduction, (ii) pay all employment and withholding Taxes resulting from the exercise or vesting of the related Parent Options or Parent Restricted Stock, (iii) file all Tax Returns related to the payment of such employment and withholding Taxes, and (iv) subject to Section 7.09(f), pay over to Parent the amount of any Tax Benefits actually realized by such corporation or its Affiliates as a result of the Compensation Deduction, minus the employer share of any employment Taxes described in clause (ii) above, within 30 days of the date such Tax Benefits are actually realized. In connection with the delivery of Parent stock to the employee upon exercise of the Parent Option or vesting of the Parent Restricted Stock, Parent will be responsible for withholding the amount of withholding Taxes and the employees’ share of employment Taxes described in clause (ii) above and shall promptly remit such amount to Medifax or any other direct or indirect subsidiary of Master LLC that is treated as a corporation for federal income Tax purposes, as the case may be. The parties agree that the transactions described in this paragraph (e) shall be reported for tax purposes as a purchase, by the applicable corporate subsidiary of Master LLC, of the Parent stock transferred to the employee for an amount equal to its fair market value (a portion of which purchase price is satisfied by the payment described in clause (iv)) and a concurrent capital contribution by Parent to such corporate subsidiary of cash equal to the purchase price of the stock less the payment described in clause (iv).
          (f) If a subsidiary of Master LLC that is treated as a corporation for federal income tax purposes remits a payment to Parent pursuant to Section 7.09(d)(ii) or 7.09(e) in respect of Tax Benefits relating to a Compensation Deduction (each such payment is a “Tax Benefit Payment”) and if any such Tax Benefit has been disallowed (in whole or in part) by a Governmental Authority, then Parent shall remit to the appropriate subsidiary the amount of the disallowed Tax Benefit, together with any additional amount to reimburse such subsidiary for any interest imposed by the Governmental Authority. If any such Tax Benefit Payment is required to be treated as a distribution under Section 301 of the Code by such subsidiary, then any income or gain recognized on account of such distribution shall be specially allocated to the Parent Members (pro rata in proportion to their respective number of Units) and Parent and the Parent Members shall indemnify and hold harmless the Purchaser and its Affiliates from any Taxes related to such income or gain.
ARTICLE VIII
CONDITIONS TO CLOSING
          Section 8.01 Conditions Precedent to Obligations of Parent, Holdco 1, Master LLC and Medifax. The obligations of Parent, Holdco 1, Master LLC and Medifax under this Agreement to consummate the transactions contemplated hereunder are subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived, in whole or in part, by Parent:
          (a) Accuracy of Representations and Warranties. Each of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Closing, with the same force and effect as if made as of the Closing, other than such representations and warranties that are made as of another date, which shall be true and correct in all material respects as of such date.
          (b) Compliance with Covenants. The covenants and agreements contained in this Agreement to be complied with by the Purchaser, Merger LLC and Merger Co at or before the Closing shall have been complied with in all material respects.
          (c) No Injunctions. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
          (d) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Mergers shall have expired or shall have terminated.
          Section 8.02 Conditions Precedent to Obligations of the Purchaser, Merger LLC and Merger Co. The obligations of the Purchaser, Merger LLC and Merger Co under this Agreement to consummate the transactions contemplated hereunder are subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived, in whole or in part, by the Purchaser:
          (a) Accuracy of Representations and Warranties. Each of the representations and warranties of Parent contained in this Agreement (without giving effect to any materiality or “Material Adverse Effect” qualification therein) shall be true and correct as of the Closing, with the same force and effect as if made as of the Closing, other than such representations and warranties that are made as of another date, which shall be true and correct (without giving effect to any materiality or “Material Adverse Effect” qualification therein) as of such date, except in any such case where such failures of such representations and warranties to be true and correct have not had, and would not reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect. In addition, the representations and warranties in Section 3.03 and Section 3.04 shall be true and correct in all material respects as of the Closing.

          (b) Compliance with Covenants. The covenants and agreements contained in this Agreement to be complied with by Parent, Holdco 1, Holdco 2, Master LLC and Medifax at or before the Closing shall have been complied with in all material respects.
          (c) No Injunctions. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
          (d) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Mergers shall have expired or shall have terminated.
          (e) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date hereof and be continuing.
ARTICLE IX
INDEMNIFICATION
          Section 9.01 Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing regardless of any investigation made by or on behalf of Parent or the Purchaser, for a period of eighteen months after the Closing Date; provided, however, that: (a) the representations and warranties contained in Section 3.01, the first sentence of Section 3.02(a), Sections 3.03, 3.20, 4.01, and 4.09 (the “Fundamental Reps”) shall survive the Closing indefinitely; and (b) the representations and warranties contained in Section 3.15 (to the extent such representations and warranties cover Tax or ERISA matters) and Section 3.16 shall survive until 60 days after the expiration of the applicable statute of limitations; provided, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 9.01 shall survive until such claim is finally and fully resolved.
          Section 9.02 Indemnification by Parent. (a) From and after the Closing, Master LLC shall be indemnified and held harmless by Parent for and against all losses, damages, claims, costs and expenses, interest, diminution in value from the enterprise value of Master LLC and its Subsidiaries, taken as a whole, awards, judgments and penalties (including reasonable attorneys’ fees and expenses, but excluding any allocation of corporate overhead, internal legal department costs and other internal costs and expenses) suffered or incurred by it (hereinafter, “Losses”), arising out of or resulting from: (i) the breach of any representation or warranty made by Parent contained in this Agreement (other than the representations and warranties contained in Section 3.03(a)) or in the certificate delivered pursuant to Section 2.11(e); (ii) the breach of any (A) pre-Closing covenant or agreement by Parent, Holdco 1, Holdco 2, Master LLC or Medifax contained in this Agreement or (B) post-Closing covenant or agreement by Parent, Holdco 1 or Holdco 2 contained in this Agreement; (iii) any Excluded Liability; or (iv) the Retained Claims. For purposes of determining whether there has been a breach and the amount of any Losses that are the subject matter of a claim for indemnification under this Article IX, except with respect to the representations and warranties in Sections 3.07 and 3.09(n), each representation or warranty contained in this Agreement (and the certificate delivered pursuant to Section 2.11(e)) shall be read without regard and without giving effect to any materiality or

Material Adverse Effect standard or qualification contained in such representation or warranty (as if such standard or qualification were deleted from such representation and warranty), except that specific dollar thresholds in such standard or qualification shall be regarded and given effect with respect to information required to be listed in the Disclosure Schedule.
          (b) The Purchaser shall be indemnified and held harmless by Parent for and against all Losses arising out of or resulting from the breach of the representations and warranties made by Parent contained in Section 3.03(a) and in the certificate delivered pursuant to Section 2.11(e) as it relates to the representations and warranties made by Parent in Section 3.03(a).
          Section 9.03 Indemnification by the Purchaser. From and after the Closing, Parent shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from: (i) the breach of any representation or warranty made by the Purchaser contained in this Agreement; or (ii) the breach of any (A) pre-Closing covenant or agreement by the Purchaser, Merger LLC or Merger Co contained in this Agreement or (B) post-Closing covenant or agreement by the Purchaser contained in this Agreement.
          Section 9.04 Limits on Indemnification. (a) No claim may be asserted nor may any Action be commenced against either party for breach of any representation or warranty contained herein, unless written notice of such claim or action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation or warranty on which such claim or Action is based ceases to survive as set forth in Section 9.01.
          (b) Notwithstanding the foregoing, except as provided in the immediately following sentence: (i) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(a)(i) or Section 9.03(i), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $10,000,000 after which the Indemnifying Party shall be liable only for those Losses in excess of such amount; (ii) no Losses may be claimed under Section 9.02(a)(i) or Section 9.03(i) by an Indemnified Party, or shall be reimbursable by an Indemnifying Party, or shall be included in calculating the aggregate Losses set forth in clause (i) above, other than Losses in excess of $50,000 resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances (in which case the full amount of such Loss shall be recoverable), (iii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(a)(i) or Section 9.03(i) and shall be an amount equal to $150,000,000; (iv) neither party shall have any liability under any provision of this Agreement or the Transition Services Agreement for any punitive, incidental, consequential, special or indirect damages, including speculative, unforeseeable, exemplary damages or lost profits unless such damages are suffered or incurred pursuant to a Third-Party Claim (it being understood that this clause (iv) is not intended to be construed to limit the inclusion of a diminution in value in the definition of “Loss”) and (v) no Losses may be claimed under Section 9.02 or Section 9.03 by any Indemnified Party to the extent the amount of such Loss was reflected in Current Liabilities in Closing Net Working Capital. Notwithstanding any limitations in the immediately preceding sentence of this Section 9.04(b), from and after the Closing, an Indemnifying Party shall indemnify, defend and hold harmless any Indemnified

Party from and against 100% of all Losses suffered or incurred by any such Indemnified Party to the extent resulting from a breach of a Fundamental Rep. The limitations set forth in this Section 9.04 shall not apply with respect to any claim for indemnification arising from or relating to any breach of any of the representations or warranties set forth in Section 3.16 to the extent such breach results in a Loss for which Parent is responsible pursuant to Section 7.01(a).
          (c) For all purposes of this Article IX, (i) “Losses” shall be net of any insurance, indemnification or other recoveries actually paid to the Indemnified Party or its Affiliates under any insurance policy (net of any increase in premiums required to be paid as a result of such Loss) or any other Contract in connection with the facts giving rise to the right of indemnification and (ii) any Tax Benefit actually realized by the Indemnified Party (and, in the case of Master LLC, and its Members) in a taxable period (or portion thereof) beginning after the Closing Date as a result of the accrual, incurrence or payment of any such Losses shall be taken into account in a manner consistent with Section 7.02(b) (including the special allocation of deductions to the Indemnifying Party, if applicable).
          Section 9.05 Notice of Loss; Third-Party Claims; Retained Claims. (a) An Indemnified Party shall give the Indemnifying Party notice (a “Claims Notice”) of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 30 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. Failure to deliver a Claims Notice with respect to a claim in a timely manner as specified in the preceding sentence or failure to deliver timely notice of a Third-Party Claim as contemplated by Section 9.05(b) shall not affect the Indemnified Party’s right to indemnification hereunder for Losses in connection with such claim, but the amount of indemnification to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which the Indemnified Party’s Losses would have been materially less had such notice been timely delivered.
          (b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third-Party Claim”) against it which may give rise to a claim for Loss under this Article IX, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third-Party Claim. The Indemnifying Party shall be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party elects to undertake any such defense against a Third-Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not make any payment toward a settlement of such claim, nor permit to be paid any monies as part of a settlement, unless the Indemnifying Party consents in writing (which consent shall not be unreasonably withheld) to such payment or unless the Indemnifying Party withdraws from the defense of such

Third-Party Claim. If the Indemnifying Party declines to direct the defense of any such claims or proceeding pursuant to this Section 9.05 and the Indemnified Party proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate, at its own expense, in the settlement or assume or reassume the defense of such claims or proceeding.
          (c) Control of Action, Defense and Settlement. Parent shall have the unrestricted right to control, defend and/or settle any Action in respect of a Retained Claim, commence any future Action on behalf of the Companies and control, defend and/or settle any such future Action relating to a Retained Claim, and shall have the right to employ its own counsel in connection therewith. Master LLC shall also have the right to be represented by separate counsel at Parent’s expense in connection with any such Action in respect of a Retained Claim. Master LLC acknowledges and agrees that Parent shall at all times retain exclusive control over all negotiations with respect to such Actions and final authority to settle any and/or all issues related to the Retained Claims; except with respect to any settlement agreement that contains a sanction or restriction upon the conduct of any business by Master LLC or the Companies.
          Section 9.06 Remedies. (a) The parties to this Agreement acknowledge and agree that they are not entitled to rely on any representations or warranties or other statements of fact or opinion, other than the representations and warranties expressly set forth in this Agreement (including the Disclosure Schedule). The parties to this Agreement also acknowledge and agree that, except in the case of fraud or intentional misrepresentation (i) following the Closing, the indemnification provisions of Section 9.02 and Section 9.03 shall be the sole and exclusive remedies of the parties for any breach by the other parties of the representations and warranties in this Agreement and for any failure by the other parties to perform and comply with any covenants and agreements in this Agreement, except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the Purchaser shall be entitled to specific performance of the terms thereof in addition to any other remedy at law or equity and (ii) anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party hereto, after the consummation of the Mergers, to rescind this Agreement or any of the transactions contemplated by this Agreement. Each party shall use commercially reasonable efforts to mitigate its Losses (including, to the extent consistent with sound business judgment, incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Losses) upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto. In furtherance and not in limitation of the foregoing, in the event any Losses are recoverable under insurance policies or other collateral sources, the parties shall, if commercially reasonable, pursue recovery of such Losses under such insurance policies or other collateral sources (it being understood that no party hereto shall be required to initiate litigation in order to pursue such recovery); provided, that in the event any amounts recovered or recoverable under insurance policies or other collateral sources are not received before any claim for indemnification is paid pursuant to Section 9.03, then Master LLC shall pursue such insurance policies or collateral sources, and in the event Master LLC receives any recovery, the amount of such recovery shall be applied to refund any payments made by Parent which would not have been so paid had such recovery been obtained prior to such payment. Notwithstanding anything to the contrary, the Investor Guaranty shall be the sole and exclusive remedy for any breach or violation by the Purchaser of this Agreement and in no event will the Purchaser or any of its Affiliates have any liability in excess of the amount provided for in the Investor Guaranty either prior to or following a termination of this Agreement or will Parent be entitled to specific performance or any other equitable remedy.
          (b) In connection with the Purchaser’s investigation of the Companies, the Purchaser has received certain estimates, projections, forecasts, plans, budgets and similar forward-looking statements, materials and information regarding or relating to such materials, and the Purchaser and Merger LLC acknowledge and agree that no representation or warranty is being made by or on behalf of Parent with respect to such materials. Following the Closing, for purposes of the indemnification provided for in this Article IX, Master LLC agrees that all the acknowledgements and agreements contained in this Section 9.06(b) shall apply to Master LLC in its capacity as an Indemnified Party as if expressly made by it herein.
          Section 9.07 Tax Matters. Anything in this Article IX to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any and all Tax matters other than any breach or inaccuracy of the representations and warranties in Section 3.15 (to the extent such representations and warranties cover Tax matters) or Section 3.16, which breaches shall be covered by this Article IX except as provided in the next sentence) shall be solely governed by Article VII and shall not be subject to the provisions of this Article IX. Notwithstanding anything to the contrary, matters relating to a breach of Section 3.16 shall not be subject to Section 9.05, but rather shall be governed by Article VII.
          Section 9.08 Treatment of Indemnification Payments. The parties shall treat for all income Tax purposes any indemnification payment made in accordance with this Article IX (i) that is paid to the Purchaser by Parent or by Parent to the Purchaser, as an adjustment to the LLC Cash Merger Consideration, and (ii) that is paid to or by Master LLC, as an adjustment to the net fair market value of Master LLC as of the Closing Date.
ARTICLE X
TERMINATION, AMENDMENT AND WAIVER
          Section 10.01 Termination. This Agreement may be terminated at any time prior to the Closing:
          (a) by mutual written consent of Parent and the Purchaser;
          (b) by either Parent or the Purchaser if the Closing shall not have occurred by February 15, 2007 (the “Termination Date”); provided, however, that such date may be extended by either Parent or the Purchaser upon written notice to the other party if a Governmental Authority has issued a supplemental information request in connection with the filings under the HSR Act made in connection with this Agreement, such extension to continue to the earlier of the date that is (i) 10 Business Days after the waiting period under the HSR Act has expired or been terminated and April 1, 2007; provided, further, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
          (c) by either the Purchaser or Parent in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable;
          (d) by the Purchaser if Parent, Holdco 1, Holdco 2, Master LLC or Medifax shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement, which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured by the Termination Date as may be extended pursuant to Section 10.01(b);
          (e) by Parent, if the Purchaser, Merger LLC or Merger Co shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VIII; or
          (f) by Parent, if the conditions to Closing set forth in Section 8.02 shall have been satisfied and remain satisfied as of the date of termination, and Purchaser shall not have obtained either the Debt Financing or the Alternative Financing by February 2, 2007.
          Section 10.02 Effect of Termination.
          (a) In the event of termination of this Agreement as provided in Section 10.01, (i) the Purchaser shall return to Parent all documents and other materials received from Parent, the Companies and their respective Affiliates or agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated hereby, whether obtained before or after the date of this Agreement; and (ii) this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (1) as set forth in Section 5.03 and Article XI and (2) that nothing herein shall relieve either party from liability for any willful and material breach of this Agreement occurring prior to such termination.
          (b) In the event of termination of this Agreement as provided in Section 10.01(f), then, upon such termination, the Purchaser shall promptly, and in any event within two Business Days after such termination, pay to Parent by wire transfer in immediately available funds to an account designated by Parent an amount equal to $17,500,000, which shall be the sole and exclusive remedy available to Parent and its Affiliates following any such termination and shall constitute liquidated damages.
ARTICLE XI
GENERAL PROVISIONS
          Section 11.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses (including fees and disbursements of counsel, financial advisors and accountants) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, that, (i) if the Closing shall occur Master LLC shall pay all such costs and expenses of the Purchaser (including the fees and expenses of Paul, Weiss, Rifkind, Wharton & Garrison LLP) and (ii) Parent shall pay all fees and expenses of the Blackstone Group, L.P., Citigroup Global Markets Inc. and O’Melveny & Myers LLP and other fees and expenses incurred by Parent or any Company in connection with this Agreement and the transactions contemplated hereby; provided, however, Master LLC shall reimburse Parent for fifty-percent of Parent’s out-of-pocket costs and expenses, up to $4,000,000. On the Closing Date and immediately following the Closing, Master LLC shall (i) pay to the Purchaser (for the account of its Affiliates) the amounts set forth on Exhibit 5.20 and (ii) reimburse the Purchaser for or pay to the Lenders all fees and expenses (including the reimbursement of all fees and expenses of their counsel) due to the Lenders in respect of the Debt Financing and any fees and expenses of lenders in connection with the Alternative Financing.
          Section 11.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):
          (a)      if to Parent, Holdco 1, Holdco 2, Master LLC or Medifax:
Emdeon Corporation
River Drive Center 2
669 River Drive
Elmwood Park, New Jersey 07407-1371
Attention: General Counsel
Facsimile: (201) 703-3443
with copies (which shall not constitute notice) to:
O’Melveny & Myers LLP
1999 Avenue of the Stars
7 Floor
Los Angeles, California 90067-6035
Attention: Steven Grossman, Esq.
Facsimile: (310) 246-6779
and
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Attention: Spencer D. Klein, Esq.
Facsimile: (212) 326-2061

          (b)      if to the Purchaser, Merger LLC, Merger Co or, after the Closing, to Master LLC:
EBS Acquisition LLC
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, CT 06830
Attention: Matthew Nimetz
Facsimile: (203) 618-9207
with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Douglas A. Cifu, Esq.
Facsimile: (212) 492-0436
          Section 11.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
          Section 11.04 Entire Agreement. This Agreement (including the Disclosure Schedule and all Exhibits hereto), the Transition Services Agreement, the LLC Agreement, the Trademark Assignment Agreement, the Investor Guaranty and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between any of the parties hereto with respect to the subject matter hereof and thereof.
          Section 11.05 Assignment. (a) Subject to paragraph (b), this Agreement may not be assigned by operation of law or otherwise without the express written consent of Parent and the Purchaser (which consent may be granted or withheld in the sole discretion of Parent or the Purchaser, as the case may be).
          (b) Without the written consent of any party hereto, (i) the Purchaser may assign its rights and obligations to any of its Affiliates and (ii) the Purchaser may assign its rights hereunder as collateral security to any lender to a Company, but no such assignment described in clause (i) or (ii) shall relieve the Purchaser of any liability hereunder.

          Section 11.06 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the parties hereto or (b) by a waiver in accordance with Section 11.07.
          Section 11.07 Waiver. Each party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other such party pursuant hereto or (c) waive compliance with any of the agreements of the other parties or conditions to such parties’ obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
          Section 11.08 Schedules. Any matter, information or item disclosed in the Disclosure Schedule, under any specific representation or warranty or schedule number hereof, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation or warranty in this Agreement in respect of which such disclosure is reasonably apparent. The inclusion of any matter, information or item in the Disclosure Schedule shall not be deemed to constitute an admission of any liability by Parent, Master LLC or any Company to any third party or otherwise imply that any such matter, information or item is material or creates a measure for materiality or Material Adverse Effect for the purposes of this Agreement.
          Section 11.09 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
          Section 11.10 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.
          Section 11.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.
          Section 11.12 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that its has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certification in this Section 11.12.
          Section 11.13 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EMDEON CORPORATION
By:	/s/ Charles A. Mele
	Name:	Charles A. Mele
	Title:	Executive Vice President

EBS HOLDCO, INC.
By:	/s/ Charles A. Mele
	Name:	Charles A. Mele
	Title:	Executive Vice President

EBS MASTER LLC By: EBS Holdco, Inc., its sole member
By:	/s/ Charles A. Mele
	Name:	Charles A. Mele
	Title:	Executive Vice President

MEDIFAX-EDI HOLDING COMPANY
By:	/s/ Charles A. Mele
	Name:	Charles A. Mele
	Title:	Executive Vice President

EBS ACQUISITION LLC
By:	/s/ Mark F. Dzialga
	Name:	Mark F. Dzialga
	Title:	President

GA EBS MERGER LLC
By:	/s/ Mark F. Dzialga
	Name:	Mark F. Dzialga
	Title:	President

EBS MERGER CO.
By:	/s/ Mark F. Dzialga
	Name:	Mark F. Dzialga
	Title:	President

Disclosure Schedule Index

SECTION	TITLE
3.03(a)	Capitalization; Ownership of Shares
3.03(b)	Capitalization; Ownership of Shares
3.03(c)	Capitalization; Ownership of Shares
3.03(d)	Capitalization; Ownership of Shares
3.03(e)	Capitalization; Ownership of Shares
3.03(f)	Capitalization; Ownership of Shares
3.04	Subsidiaries
3.05	No Conflict
3.06	Government Consents and Approvals
3.07(a)	Financial Information
3.07(b)	Financial Information
3.08	Absence of Undisclosed Liabilities
3.09	Conduct in the Ordinary Course
3.10	Litigation
3.11	Compliance with Laws
3.12	Environmental Matters
3.13(a)	Intellectual Property
3.13(b)	Intellectual Property
3.13(c)	Intellectual Property
3.13(e)	Intellectual Property
3.13(g)	Intellectual Property
3.14(b)	Real Property
3.15(a)	Employee Benefit Matters
3.15(b)	Employee Benefit Matters
3.15(c)	Employee Benefit Matters
3.15(g)	Employee Benefit Matters
3.15(h)	Employee Benefit Matters
3.16	Taxes
3.17(a)	Material Contracts
3.17(b)	Material Contracts
3.18	Insurance
3.19(a)	Labor Relations
3.19(b)	Labor Relations
3.22	Transactions with Related Persons